Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AMERICAN TOWER INVESTMENTS LLC,

APPLESEED HOLDCO LLC,

APPLESEED MERGER SUB LLC,

APPLESEED OP MERGER SUB LLC,

CORESITE REALTY CORPORATION,

CORESITE, L.P.

and

SOLELY FOR PURPOSES OF Section 2.4(c), Section 2.4(e), Section 4.1, Section 4.2,
Section 4.4, Section 4.5(a)(ii), Section 4.5(c), Section 4.5(d), Section 4.5(e), Section 4.9,
Section 4.12, Section 6.3, Section 6.13, Section 6.14 and Article IX,

AMERICAN TOWER CORPORATION

dated as of

November 14, 2021

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Annex I	Offer Conditions

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of November 14, 2021, is by and among American Tower Investments LLC, a California limited liability company and subsidiary of Parent Guarantor (“Parent”), Appleseed Holdco LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Holdco”), Appleseed Merger Sub LLC, a Maryland limited liability company and wholly owned subsidiary of Holdco (“Purchaser”), Appleseed OP Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Holdco (“OP Merger Sub” and, together with Parent, Holdco and Purchaser, the “Parent Parties”), CoreSite Realty Corporation, a Maryland corporation (the “Company”), CoreSite, L.P., a Delaware limited partnership and subsidiary of the Company (the “Company Operating Partnership”) and, solely for purposes of Section 2.4(c), Section 2.4(e), Section 4.1, Section 4.2, Section 4.4, Section 4.5(a)(ii), Section 4.5(c), Section 4.5(d), Section 4.5(e), Section 4.9, Section 4.12, Section 6.3, Section 6.13, Section 6.14 and Article IX, American Tower Corporation, a Delaware corporation (“Parent Guarantor”). All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Holdco, Purchaser, OP Merger Sub, the Company Operating Partnership, the Company and Parent Guarantor are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Purchaser will commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”), at a price per Company Share equal to the Merger Consideration, without interest and subject to any applicable withholding Taxes (such amount, or any higher amount per Company Share that may be paid pursuant to the Offer, the “Offer Price”), net to the seller in cash;

WHEREAS, following the consummation of the Offer, the Parties wish to effect a merger of Purchaser with and into the Company, with the Company being the surviving entity (the “Company Merger”), with the Company Merger to be effected pursuant to Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”) without the approval of the Company’s stockholders;

WHEREAS, in the Company Merger, each Company Share issued and outstanding immediately prior to the Company Merger Effective Time (other than Company Shares acquired pursuant to the Offer) will be converted into the right to receive the Merger Consideration, upon the terms and conditions set forth in this Agreement and in accordance with the MGCL and the Maryland Limited Liability Company Act (the “MLLCA”);

WHEREAS, immediately following the Company Merger but after the Partnership Merger, Parent will cause the Interim Surviving Entity to merge with and into Holdco, with Holdco being the surviving entity (the “Holdco Merger”);

WHEREAS, the Parties also wish to effect a merger of the Company Operating Partnership in connection with, and substantially simultaneously with, the consummation of the Company Merger (but preceding the Holdco Merger), in which OP Merger Sub shall merge with and into the Company Operating Partnership with the Company Operating Partnership being the surviving entity (the “Partnership Merger” and, together with the Company Merger and Holdco Merger, the “Mergers”), and each outstanding Company Partnership Unit held by a Person other than the Company immediately prior to the Partnership Merger Effective Time will be converted into the right to receive the Merger Consideration, upon the terms and conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has (a) duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement and the consummation of the Offer, the Mergers, and the other transactions contemplated by this Agreement (collectively, the “Transactions”), (b) determined that this Agreement and the Transactions are advisable, and in the best interests of the Company and (c) subject to Section 5.2, resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer (the “Company Board Recommendation”) and to include such recommendation in the Schedule 14D-9;

WHEREAS, Parent has duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other Transactions;

WHEREAS, the Company, as the sole general partner of the Company Operating Partnership and the holder of a majority of the issued and outstanding Company Partnership Units, has approved this Agreement, the consummation of the Mergers and the other Transactions and deemed it advisable and in the best interests of the Company and the Company Operating Partnership to enter into this Agreement and to consummate the Mergers and the other Transactions on the terms and conditions set forth herein;

WHEREAS, Parent, as the sole member of Holdco, has approved this Agreement, the consummation of the Mergers and the other Transactions and deemed it advisable and in the best interests of Holdco to enter into this Agreement and to perform its obligations hereunder on the terms and conditions set forth herein;

WHEREAS, Holdco, as the sole member of each of Purchaser and OP Merger Sub, has approved this Agreement, the consummation of the Mergers and the other Transactions and deemed it advisable and in the best interests of each of Purchaser and OP Merger Sub to enter into this Agreement and to consummate the Mergers and the other Transactions on the terms and conditions set forth herein; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions and also prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

Article I

THE TRANSACTIONS

Section 1.1              The Offer.

(a)            Commencement of the Offer. Parent shall cause Purchaser to, and Purchaser shall, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as reasonably practicable after the date of this Agreement (but in no event, subject to each of the Company’s and the Company Operating Partnership’s compliance in all material respects with its obligations under Section 1.1(f), Section 1.2(b) and Section 1.3, later than ten (10) Business Days from the date of this Agreement). The Offer Price shall be paid net to the seller in cash, upon the terms and subject to the conditions set forth in this Agreement.

(b)             Conditions of the Offer.

(i)           In General. The obligation of Purchaser (and of Parent to cause Purchaser) to accept for payment, and pay for, any and all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject to the satisfaction (or to the extent waivable, the waiver by Purchaser) of the conditions set forth in Annex I (as they may be amended from time to time in accordance with this Agreement, collectively, the “Offer Conditions”) and not to any other conditions.

(ii)          Permissible Changes. Purchaser expressly reserves the right, at any time, to (A) increase the Offer Price or (B) waive or modify any Offer Condition or (C) make any other changes to the terms and conditions of the Offer that are not inconsistent with the terms of this Agreement. Notwithstanding the prior sentence, without the prior written consent of the Company: (1) the Minimum Condition may not be amended or waived; (2) Purchaser shall not decrease the Offer Price; and (3) no change may be made to the Offer that (a) changes the form of consideration to be delivered by Purchaser pursuant to the Offer; (b) decreases the number of Company Shares sought to be purchased by Purchaser in the Offer; (c) imposes conditions or requirements to the Offer in addition to the Offer Conditions; (d) except as provided herein, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date; (e) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects holders of Company Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of the Parent Parties to consummate the Transactions in accordance with this Agreement; or (f) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date other than in accordance with the terms herein or if this Agreement is terminated in accordance with its terms.

(c)             Expiration of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern time, on the date that is 20 Business Days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following (and including the day of) the date of the commencement of the Offer (the “Offer Commencement Date”) (and such date or such subsequent date to which the initial expiration date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”).

(d)             Extension of the Offer.

(i)           In General. Notwithstanding anything in this Agreement to the contrary, unless this Agreement has been terminated in accordance with its terms and subject to Section 1.1(d)(ii), (A) if, as of the then-scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by Purchaser, to the extent waivable by Purchaser, then Purchaser shall extend the Offer for one or more consecutive periods of up to 10 Business Days per extension (or such longer period as the Parties may agree) to permit such Offer Condition to be satisfied; (B) if, as of the then-scheduled Expiration Date, each Offer Condition (other than the Minimum Condition) is satisfied or has been waived by Purchaser, to the extent waivable by Purchaser, Purchaser may, and Purchaser shall upon receipt of the Company’s written request, extend the Offer for one or more consecutive periods of up to 10 Business Days per extension (or such longer period as the Parties may agree) to permit the Minimum Condition to be satisfied; provided, however, that in no event may Purchaser be required by the Company to extend the Expiration Date more than three times pursuant to this clause (B) unless the Parties mutually agree to such additional extensions; (C) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any Law, any interpretation or position of the SEC or the staff thereof, or any rules and regulations of NYSE applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price); and (D) Purchaser may extend the Offer for any period necessary to satisfy the requirements contained in Section 3-106.1(e)(1) of the MGCL; provided, however, that in no event shall the Expiration Date occur during the period between and including December 30, 2021 and January 14, 2022 (it being agreed that if the terms of this Agreement would otherwise permit or require Purchaser to extend the Expiration Date to a date during such period, then Purchaser may or shall instead extend the Offer to the first Business Day after January 14, 2022).

(ii)           Extension Deadline. In no event shall Purchaser: (A) be required to extend the Offer beyond the earliest to occur of (1) the valid termination of this Agreement in compliance with the terms hereof; (2) the End Date; and (3) the final Expiration Date following extension of the Offer in compliance with Section 1.1(d)(i) (such earliest occurrence, the “Extension Deadline”); or (B) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(e)             Termination of the Offer. Purchaser shall not, and Parent shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to the terms hereof. If this Agreement is terminated pursuant to the terms hereof, then Purchaser shall, and Parent shall cause Purchaser to, promptly and unconditionally terminate the Offer and not acquire any Company Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, promptly return, and cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Company Shares to the registered holders thereof.

(f)             Offer Documents.

(i)           Schedule TO. On the Offer Commencement Date, Parent and Purchaser shall: (i) file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which will contain or incorporate by reference: (A) Purchaser’s offer to purchase Company Shares pursuant to the Offer (the “Offer to Purchase”); and (B) forms of the related letter of transmittal, summary advertisement and other ancillary Offer documents; (ii) cause the Offer to Purchase and related documents to be disseminated to the holders of Company Shares as and to the extent required by the applicable securities Laws and the rules and regulations of the SEC promulgated thereunder and (iii) cause a notice that satisfies the requirements of Section 3-106.1(e)(1) of the MGCL (such notice, the “Maryland Short Form Merger Notice”) to be given to all holders of Company Shares with the Offer to Purchase, unless, prior to the Offer Commencement Date, the Maryland Short Form Merger Notice has been disseminated to all holders of Company Shares who, except for the application of Section 3-106.1 of the MGCL, would be entitled to vote on the Company Merger on the date such notice is given or on a record date fixed for that purpose that is not more than ten (10) days before the date that notice is given. Parent and Purchaser shall cause the Schedule TO (including the Offer to Purchase and forms of the letter of transmittal, summary advertisement and other ancillary Offer documents) (such Schedule TO and the documents included or incorporated by reference therein pursuant to which the Offer will be made, together with all amendments and supplements thereto, collectively, the “Offer Documents”) to comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable and the rules and regulations thereunder and, as of the date first filed with the SEC and on the date first published, sent or given to the holders of Company Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (it being understood that no covenant is made by the Parent Parties with respect to information supplied by or on behalf of the Company or the Company Operating Partnership for inclusion or incorporation by reference in the Offer Documents). Unless a Company Change of Recommendation has occurred, Parent and Purchaser shall be entitled to include the Company Board Recommendation in the Offer Documents.

(ii)          SEC Comments. Each of the Parties: (A) shall promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer and (B) to the extent required by the applicable requirements of applicable securities Laws and the rules and regulations of the SEC promulgated thereunder, promptly correct any information provided by it for use in the Offer Documents to the extent that such information is or has become false or misleading in any material respect. Parent and Purchaser shall take all steps reasonably necessary to cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the applicable securities Laws and the rules and regulations of the SEC promulgated thereunder, to be disseminated to the holders of Company Shares.

(iii)         Review of Offer Documents. Except following a Company Change of Recommendation, (A) the Company and its legal counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including all amendments and supplements thereto and including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its legal counsel and (B) Parent and Purchaser shall promptly provide the Company and its legal counsel with a copy or a description of any comments (including oral comments, which Parent or Purchaser may describe orally to the Company or its legal counsel) received by Parent, Purchaser or their legal counsel from the SEC or its staff with respect to the Offer Documents.

(iv)         Additional Information from the Company. The Company shall promptly furnish to Parent and Purchaser all information concerning the Company or any of its Subsidiaries that may be required or reasonably requested in connection with the Offer Documents or any action contemplated by this Section 1.1(f).

Section 1.2             Additional Actions.

(a)            Additional Parent Actions.

(i)           Provision of Sufficient Funds. Parent shall provide (or cause to be provided) to Purchaser, on a timely basis, all of the funds necessary to purchase all of the Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(ii)          Acceptance and Payment. Subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (A) promptly after the Expiration Date accept for payment all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”); and (B) as promptly as practicable after the Offer Acceptance Time, pay for such Company Shares (the aggregate amount of such payments, the “Offer Acceptance Consideration”).

(b)           Additional Company Actions.

(i)           Schedule 14D-9. The Company shall (i) file with the SEC, concurrently with the filing by Parent and Purchaser of the Schedule TO, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, including all exhibits thereto, the “Schedule 14D-9”) that shall reflect the terms and conditions of this Agreement, and subject to Section 5.2, reflect the Company Board Recommendation and (ii) cause the Schedule 14D-9 to be disseminated to the holders of Company Shares promptly after the Offer Commencement Date.

(ii)          Compliance. The Company shall cause the Schedule 14D-9 to (A) comply in all material respects with the Exchange Act and other applicable Laws; and (B) as of the date first filed with the SEC and on the date first published, sent or given to the holders of Company Shares, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that no covenant is made by the Company with respect to information supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Schedule 14D-9).

(iii)         SEC Comments. Each of the Parties: (A) shall promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9; and (B) to the extent required by the applicable requirements of securities Laws and the rules and regulations of the SEC promulgated thereunder, promptly correct any information provided by it for use in the Schedule 14D-9 to the extent that such information is or has become false or misleading in any material respect. The Company shall take all steps reasonably necessary to cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the applicable securities Laws and the rules and regulations of the SEC promulgated thereunder, to be disseminated to the holders of Company Shares.

(iv)         Review of Schedule 14D-9. Except following a Company Change of Recommendation, (A) Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including all amendments and supplements thereto and including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its legal counsel and (B) the Company shall promptly provide Parent and its legal counsel with a copy or a description of any comments (including oral comments, which the Company may describe orally to Parent or its legal counsel) received by the Company or its legal counsel from the SEC or its staff with respect to the Schedule 14D-9.

(v)          Additional Information from Parent and Purchaser. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with the Schedule 14D-9 or any action contemplated by this Section 1.2(b).

Section 1.3           Stockholder Lists. In connection with the Offer and the Mergers (including to enable Parent to disseminate the Maryland Short Form Merger Notice promptly after the date hereof), the Company shall, or shall use reasonable best efforts to cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents or representatives may reasonably request in order to disseminate and otherwise communicate the Offer, the Mergers and the Maryland Short Form Merger Notice to the record and beneficial holders of Company Shares and Company Partnership Units, including: (a) a list of holders of the Company Shares, Company Partnership Units and non-objecting beneficial owners, mailing labels, any available listing or computer file containing the names and addresses of all record holders of Company Shares, Company Partnership Units and lists of securities positions of Company Shares and Company Partnership Units held in stock depositories, in each case accurate and complete as of the most recent practicable date (the date used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”); and (b) such additional information (including updated lists of stockholders and non-objecting beneficial owners, mailing labels, listings or computer files containing the names and addresses of all record holders and lists of securities positions) as Parent may reasonably request in connection with the Transactions.

Section 1.4           The Partnership Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DRULPA and the DLLCA, at the Partnership Merger Effective Time, OP Merger Sub shall be merged with and into the Company Operating Partnership, whereupon the separate existence of OP Merger Sub will cease, with the Company Operating Partnership surviving the Partnership Merger (the Company Operating Partnership, as the surviving entity in the Partnership Merger, sometimes being referred to herein as the “Surviving Partnership”), such that following the Partnership Merger, the Surviving Partnership shall be owned by the Interim Surviving Entity (or the Company, as applicable) and Holdco. The Partnership Merger shall have the effects provided in this Agreement and as specified in the DRULPA and DLLCA.

Section 1.5           The Company Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL (including Section 3-106.1 of the MGCL) and the MLLCA, at the Company Merger Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate existence of Purchaser will cease, with the Company surviving the Company Merger (the Company, as the surviving entity in the Company Merger, sometimes being referred to herein as the “Interim Surviving Entity”), such that following the Company Merger, the Interim Surviving Entity shall be a wholly owned Subsidiary of Holdco. The Company Merger shall have the effects provided in this Agreement and as specified in Section 3-114 of the MGCL and Section 4A-709 of the MLLCA.

Section 1.6           The Holdco Merger. Immediately following the Company Merger Effective Time and after the Partnership Merger Effective Time, the Interim Surviving Entity shall be merged with and into Holdco, whereupon the separate existence of the Interim Surviving Entity will cease, with Holdco surviving the Holdco Merger (the Holdco, as the surviving entity in the Holdco Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Holdco Merger, the Surviving Entity will be a wholly owned subsidiary of Parent. The Holdco Merger shall have the effects provided in this Agreement and as specified in Section 3-114 of the MGCL and Section 18-209 of the DLLCA.

Section 1.7           Closing. The closing of the Mergers (the “Closing”) will take place (a) at 10:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019 or remotely via the electronic exchange of documents, on the date on which the Offer Acceptance Time occurs, except that if the conditions set forth in Article VII are not satisfied or waived by such date (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), then the Closing will occur, on the second (2nd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing); or (b) at such other date or place as is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.8           Effective Time.

(a)           On the Closing Date, the Parties shall (i) cause a certificate of merger with respect to the Partnership Merger (the “Certificate of Partnership Merger”) to be duly executed, filed with and accepted for record by the Secretary of State of the State of Delaware (the “DSOS”) as provided under the DRULPA and the DLLCA and (ii) make any other filings, recordings or publications required to be made by the Company Operating Partnership or OP Merger Sub under the DRULPA and the DLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective at such time as the Certificate of Partnership Merger are filed with the Secretary of State of the State of Delaware or on such other date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Partnership Merger (such date and time being hereinafter referred to as the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur substantially simultaneously with the Company Merger Effective Time.

(b)           On the Closing Date, and substantially simultaneously with the filing of the Certificate of Partnership Merger, the Company and Purchaser shall (i) cause articles of merger with respect to the Company Merger (the “Articles of Merger”) to be duly executed, filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA, and (ii) make any other filings, recordings or publications required to be made by the Company or Purchaser under the MGCL and the MLLCA in connection with the Company Merger. The Company Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time as shall be agreed to by the Company and Purchaser and specified in the Articles of Merger (such date and time being hereinafter referred to as the “Company Merger Effective Time”), it being understood and agreed that the Parties shall cause the Company Merger Effective Time to occur substantially simultaneously with the Partnership Merger Effective Time.

(c)           On the Closing Date, and immediately after the filing of the Articles of Merger and Certificate of Partnership Merger, the Interim Surviving Entity and Holdco shall (i) cause a certificate of merger with respect to the Holdco Merger (the “Certificate of Holdco Merger”) to be duly executed, filed with and accepted for record by the DSOS in accordance with the DLLCA and articles of merger with respect to the Holdco Merger (the “Holdco Articles of Merger”) to be duly executed, filed with and accepted for record by the SDAT in accordance with the MGCL, and (ii) make any other filings, recordings or publications required to be made by the Interim Surviving Entity or Holdco under the MGCL and the DLLCA in connection with the Holdco Merger. The Holdco Merger shall become effective at such time as shall be agreed to by the Interim Surviving Entity and Holdco and specified in the Certificate of Holdco Merger and Holdco Articles of Merger (such date and time being hereinafter referred to as the “Holdco Merger Effective Time”), it being understood and agreed that the Parties shall cause the Holdco Merger Effective Time to occur immediately following the Company Merger Effective Time and Partnership Merger Effective Time.

Section 1.9           Governing Documents.

(a)           At the Company Merger Effective Time, the Company Certificate, as in effect immediately prior to the Company Merger Effective Time, shall be and continue as the articles of incorporation of the Interim Surviving Entity (provided that the Company Certificate shall be amended so that Article VII of the Company Certificate shall not be included in the articles of incorporation of the Interim Surviving Entity), and the Company Bylaws as in effect immediately prior to the Company Merger Effective Time, shall be and continue as the bylaws of the Interim Surviving Entity, in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of this Agreement including Section 1.9(c).

(b)           At the Holdco Merger Effective Time, the Company Operating Partnership Agreement, as in effect immediately prior to the Holdco Merger Effective Time, shall be amended and restated so as to read in its entirety in a form reasonably acceptable to Parent, until thereafter amended, subject to Section 6.4, in accordance with applicable Law and the applicable provisions of such limited partnership agreement.

(c)           At the Holdco Merger Effective Time, each of the certificate of formation and limited liability company operating agreement of Holdco as in effect immediately prior to the Holdco Merger Effective Time, shall be and continue as the certificate for formation and limited liability company operating agreement of the Surviving Entity, in each case, until thereafter amended, subject to Section 6.4, in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company operating agreement.

Section 1.10           Officers and Directors of the Surviving Entities. As of the Partnership Merger Effective Time, the officers of OP Merger Sub immediately prior to the Partnership Merger Effective Time shall be and become the officers of the Surviving Partnership and the Interim Surviving Entity shall be the general partner of the Surviving Partnership. The officers of Holdco immediately prior to the Holdco Merger Effective Time shall be the officers of the Surviving Entity as of the Holdco Merger Effective Time. Parent (or its designee, which shall be a Subsidiary of Parent, other than Holdco, that is disregarded as separate from Parent under Treasury Regulations Section 301.7701-3) shall be the general partner of the Surviving Partnership as of the Holdco Merger Effective Time.

Section 1.11           Tax Consequences. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), (a) the consummation of the Offer and the Company Merger will be treated as a taxable purchase by Parent of all of the issued and outstanding Company Common Stock, (b) the Holdco Merger will be treated as a liquidation of the Company into Parent, pursuant to the principles of Revenue Ruling 90-95, 1990-2 C.B. 67, situation 2, Section 331(a) of the Code and Section 562(b)(1) of the Code, (c) this Agreement constitutes, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income Tax purposes pursuant to which the distribution (or deemed distribution) of all of the assets and liabilities of the Company to Parent in complete liquidation of the Company is effected, and (d) pursuant to the principles of Revenue Ruling 99-6 situation 2, 1999-1 C.B. 432, and Treasury Regulations Section 1.1060-1(b)(4), (i) Parent’s indirect acquisition of the Company Partnership Units in the Partnership Merger will be treated as a sale of partnership interests by the Minority Limited Partners and (ii) Parent’s indirect acquisition of the Company Partnership Units in the Partnership Merger and the Holdco Merger will be treated as a purchase by Parent of the assets of the Company Operating Partnership and those Company Subsidiaries that are treated as disregarded as separate from the Company Operating Partnership for U.S. federal income Tax purposes.

Article II

TREATMENT OF SECURITIES

Section 2.1             Treatment of Capital Stock.

(a)           At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the holders of any securities of the Company or of Purchaser:

(i)           Treatment of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (other than (x) Company Shares underlying Company Restricted Stock Awards and Company Performance Stock Awards, which are governed by Section 2.4 and (y) Company Shares owned by any of the Parent Parties, which shall be automatically cancelled with no consideration received therefor other than as provided in Section 2.1(a)(ii)) shall be converted into the right to receive $170.00 in cash (the “Merger Consideration”). From and after the Company Merger Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Company Share in accordance with Section 2.2.

(ii)          Treatment of Purchaser Capital Stock. All of the shares of Purchaser Common Stock issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into a number of validly issued, fully paid and nonassessable shares of the Interim Surviving Entity equal to the number of Company Shares issued and outstanding as of immediately prior to the Company Merger Effective Time.

(b)           At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the holders of any securities of the Company Operating Partnership or OP Merger Sub:

(i)           Treatment of Partnership Units. Each Company Partnership Unit issued and outstanding immediately prior to the Partnership Merger Effective Time and held by each limited partner (excluding the Company) of the Company Operating Partnership (each a “Minority Limited Partner”) shall be converted into the right to receive for each Company Partnership Unit held by such Minority Limited Partner immediately prior to the Partnership Merger Effective Time, the Merger Consideration.

(ii)          Treatment of OP Merger Sub Ownership Interests. The aggregate ownership interests in OP Merger Sub immediately prior to the Partnership Merger Effective Time shall be converted into a number of units in the Surviving Partnership equal to the number of Company Partnership Units owned by the Minority Limited Partners immediately prior to the Partnership Merger Effective Time, such that Holdco and the Interim Surviving Entity (or the Company, as applicable) shall own all of the partnership interests in the Surviving Partnership in the same proportions as the Minority Limited Partners, on the one hand, and the Interim Surviving Entity (or the Company, as applicable), on the other hand, owned the Company Operating Partnership immediately prior to the Partnership Merger, respectively.

(c)           At the Holdco Merger Effective Time, by virtue of the Holdco Merger and without any action on the part of the holders of any securities of the Interim Surviving Entity or Holdco:

(i)           Treatment of Interim Surviving Entity Capital Stock. From and after the Company Merger Effective Time, all shares of the capital stock of the Interim Surviving Entity shall no longer be outstanding and shall automatically be cancelled and shall cease to exist.

(ii)          Treatment of Holdco Capital Stock. Each of the limited liability interests of Holdco issued and outstanding immediately prior to the Holdco Merger Effective Time shall remain outstanding and shall not be affected by the Holdco Merger.

(d)           Adjustment to Merger Consideration and Offer Price. The Merger Consideration, the Offer Price and other dependent items shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock or Company Partnership Units, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Company Partnership Units outstanding after the date hereof and prior to the Company Merger Effective Time and Partnership Merger Effective Time, as applicable, so as to provide the holders of Company Common Stock and Company Partnership Units with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Merger Consideration, the Offer Price or other dependent items.

Section 2.2           Payment for Securities; Surrender of Certificates.

(a)           Exchange Fund. Prior to the Closing, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Mergers (the “Exchange Agent”). Prior to the Closing, Parent shall deposit, or cause Holdco or Purchaser to deposit, with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration to be paid in the Mergers (collectively, the “Cash Amounts”, and all such cash deposited with the Exchange Agent, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock, the Minority Limited Partners and Parent (solely to the extent any amounts in the Exchange Fund are in excess of the amounts payable pursuant to Section 2.1(a)(i)). In the event the Exchange Fund shall be insufficient to pay the Cash Amounts, Parent shall, or shall cause Holdco or Purchaser to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Cash Amounts, out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent on the earlier of (i) one (1) year after the Closing or (ii) the full payment of the Exchange Fund; provided, that any amounts in the Exchange Fund in excess of the amounts payable under Section 2.1(a)(i) shall be promptly paid to Parent.

(b)           Procedures for Surrender. Promptly after the Closing (but in no event later than two (2) Business Days after the Closing), Parent shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of (i) a certificate or certificates which immediately prior to the Company Merger Effective Time or Partnership Merger Effective Time represented outstanding Company Shares or Company Partnership Units of the Minority Limited Partners (the “Certificates”) or (ii) non-certificated Company Shares or Company Partnership Units of the Minority Limited Partners represented by book-entry (“Book-Entry Shares”) and, in each case, whose Company Shares or Company Partnership Units were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock or Company Partnership Unit formerly represented by such Certificate or Book-Entry Share pursuant to the provisions of this Article II (rounded down to the nearest whole share, if applicable), to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the later to occur of (i) the Company Merger Effective Time or Partnership Merger Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Company Merger Effective Time or Partnership Merger Effective Time, to represent only the right to receive the Merger Consideration, without interest thereon.

(c)           Transfer Books; No Further Ownership Rights in Company Shares. At the Company Merger Effective Time and Partnership Merger Effective Time, the stock transfer books of the Company and the Company Operating Partnership shall be closed and thereafter there shall be no further registration of transfers of Company Shares or Company Partnership Units on the records of the Company and the Company Operating Partnership. From and after the Company Merger Effective Time and Partnership Merger Effective Time, the holders of Company Shares outstanding immediately prior to the Company Merger Effective Time and Minority Limited Partner holders of Company Partnership Units shall cease to have any rights with respect to such Company Shares or Company Partnership Units except as otherwise provided for herein or by applicable Law. If, after the Company Merger Effective Time or Partnership Merger Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)           Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Closing, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent and Holdco (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Parent Parties, the Surviving Entity, the Surviving Partnership, or the Exchange Agent or any other Person shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)           Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof in a form reasonably satisfactory to Parent and the Exchange Agent, and if required by Parent or the Exchange Agent, the posting by the holder thereof of a bond in the amount and the form reasonably required by Parent or the Exchange Agent as indemnity against any claim that may be made against Parent with respect to such Certificates, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1.

Section 2.3           Dissenter’s Rights. No dissenters’ or appraisal rights (including, but not limited to, rights of an objecting stockholder provided in Subtitle 2 of Title 3 of the MGCL) shall be available with respect to the Company Merger, the Partnership Merger or the other Transactions.

Section 2.4           Treatment of Company Equity Awards.

(a)           At the Company Merger Effective Time, each award of restricted stock units granted under the Company Equity Plan (each, a “Company RSU Award”) that is outstanding as of immediately prior to the Company Merger Effective Time shall vest in accordance with the terms of the applicable award agreement and all restrictions thereupon shall lapse, and each such Company RSU Award shall be cancelled and converted into the right to receive, within five (5) Business Days after the Company Merger Effective Time, a cash payment, without interest, equal to the product of (i) the number of shares of Company Common Stock underlying such Company RSU Award as of immediately prior to the Company Merger Effective Time and (ii) the Merger Consideration.

(b)           At the Company Merger Effective Time, each award of restricted Company Common Stock granted under the Company Equity Plan (each, a “Company Restricted Stock Award”) and each award of performance-based restricted Company Common Stock granted under the Company Equity Plan (each, a “Company Performance Stock Award”) that is (i) outstanding as of immediately prior to the Company Merger Effective Time and (ii) a Specified Award shall vest and all restrictions thereupon shall lapse, and each such Specified Award shall be cancelled and converted into the right to receive, within five (5) Business Days after the Company Merger Effective Time, a cash payment, without interest and subject to applicable Tax withholding, equal to the product of (A) the number of shares of Company Common Stock underlying such Specified Award as of immediately prior to the Company Merger Effective Time (determined, with respect to each Company Performance Stock Awards, in the manner described in Section 2.4(d)) and (B) the Merger Consideration. In addition, each holder of a Specified Award as of immediately prior to the Company Merger Effective Time shall receive, if applicable, within five (5) Business Days after the Company Merger Effective Time, a payment, without interest and subject to applicable Tax withholding, equal to the dividend equivalent balance credited on such Specified Award as of immediately prior to the Company Merger Effective Time.

(c)           At the Company Merger Effective Time, each Company Restricted Stock Award and each Company Performance Stock Award that is (i) outstanding as of immediately prior to the Company Merger Effective Time and (ii) not a Specified Award shall be assumed by Parent Guarantor and shall be converted into an award of restricted Parent Guarantor Common Stock (each, a “Parent Guarantor Restricted Stock Award”) with respect to a number of shares of Parent Guarantor Common Stock (rounded to the nearest whole number of shares) equal to the product of (A) the number of shares of Company Common Stock underlying such Company Restricted Stock Award or Company Performance Stock Award as of immediately prior to the Company Merger Effective Time (determined, with respect to Company Performance Stock Awards, in the manner described in Section 2.4(d)) and (B) the Equity Award Exchange Ratio. Each such Parent Guarantor Restricted Stock Award shall continue to have the same terms and conditions (other than performance-based vesting conditions) as applied to the corresponding Company Restricted Stock Award or Company Performance Stock Award immediately prior to the Company Merger Effective Time and shall be credited with the dividend equivalent balance credited on the corresponding Company Restricted Stock Award or Company Performance Stock Award as of immediately prior to the Company Merger Effective Time.

(d)           For purposes of this Section 2.4, the number of shares of Company Common Stock underlying each Company Performance Stock Award for which the applicable three-year performance period has not ended as of immediately prior to the Company Merger Effective Time shall be determined based on the greater of (A) the target level of performance and (B) the actual level of achievement of the applicable performance goals over the period commencing on the first day of such three-year performance period and ending on the second to last trading day prior to the Closing Date. The actual level of achievement of the applicable performance goals shall be determined by the Compensation Committee of the Company Board of Directors prior to the Company Merger Effective Time and such determination shall be in accordance with the terms of the applicable award agreement, except that the period over which performance is measured shall end on the second to last trading day prior to the Closing Date and the end point for measurement of the total shareholder return with respect to Company Common Stock shall be deemed to equal the amount of the Merger Consideration, provided that the Compensation Committee of the Company Board of Directors may not exercise discretion in the application of the objective performance formula required pursuant to the applicable award agreement.

(e)           Prior to the Company Merger Effective Time, the Company Board of Directors (and/or the Compensation Committee of the Company Board of Directors) shall adopt any resolutions and take such other actions as are necessary to give effect to the transactions contemplated by this Section 2.4. On, or as soon as practicable following, the Closing Date, Parent Guarantor shall file a registration statement on Form S-8 (or any successor form) with respect to the issuance of the shares of Parent Guarantor Common Stock pursuant to the Parent Guarantor Restricted Stock Awards.

Section 2.5           Withholding. Any payments made pursuant to this Agreement shall be net of all applicable withholding Taxes that any person making or delivering such payment is required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by the applicable payor and timely and properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND COMPANY OPERATING PARTNERSHIP

The Company and the Company Operating Partnership represent and warrant to Parent, jointly and severally, as set forth in this Article III. The following representations and warranties by the Company and the Company Operating Partnership are qualified in their entirety by reference to the disclosures (i) in the Company SEC Documents filed with the SEC since January 1, 2019 (other than any disclosure in any “risk factors” or “forward looking statements” sections of any Company SEC Document or any other disclosures to the extent they are not statements of fact or are cautionary, predictive or forward-looking in nature) and (ii) set forth in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure set forth in the Company Disclosure Letter shall qualify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent on the face of such disclosure.

Section 3.1           Qualification, Organization, Subsidiaries.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. The Company Operating Partnership is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries (each, a “Company Subsidiary”) is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. All outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries are (i) wholly owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, except as set forth in Section 3.2(b), and (ii) owned free and clear of all Liens other than restrictions imposed by applicable securities Laws or the organizational documents of any such Company Subsidiary or any Permitted Liens.

(c)           Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary, together with (i) the jurisdiction of organization or incorporation, as the case may be, of such Company Subsidiary and (ii) the classification for United States federal income tax purposes of such Company Subsidiary. The organizational documents of the Company Subsidiaries are in full force and effect and the Company Subsidiaries are in compliance in all material respects with the terms of their respective organizational documents. The Company and Company Operating Partnership have made available to Parent or publicly filed as exhibits to the Company SEC Documents true, correct and complete copies of the Company Governing Documents and Company Operating Partnership Governing Documents, each as amended as of the date hereof, and are not in violation of any of the provisions of such governing documents.

(d)           Neither the Company nor any of the Company Subsidiaries directly or indirectly own any capital stock of or other interest in any Person, other than the Company Subsidiaries.

Section 3.2           Capitalization.

(a)           The authorized share capital of the Company consists of 100,000,000 shares of Company Common Stock and 20,000,000 shares of Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”). As of November 11, 2021, there were (i) 44,195,430 shares of Company Common Stock issued and outstanding (including 532,268 shares of Company Common Stock subject to Company Restricted Stock Awards and Company Performance Stock Awards but not including shares held in treasury), (ii) no shares of Company Common Stock held in treasury, (iii) no shares of Company Preferred Stock issued and outstanding and (iv) 80,710 shares of Company Common Stock underlying outstanding Company RSU Awards. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(b)           The Company is the sole general partner of the Company Operating Partnership. As of November 11, 2021, (i) the Company owned approximately 90.3% of the Company Partnership Units and (ii) the limited partners of the Company Operating Partnership (other than the Company) owned approximately 9.7% of the Company Partnership Units in the aggregate, in such amounts and by such Persons as set forth on Section 3.2(b) of the Company Disclosure Letter. All outstanding Company Partnership Units are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(c)           Except as set forth in Section 3.2(a), Section 3.2(b), or as required by the terms of the Company Benefit Plans, as of the date of this Agreement, (i) the Company does not have any shares of its capital stock issued or outstanding, other than shares of Company Common Stock that have become outstanding after November 11, 2021, which were reserved for issuance as of November 11, 2021 as set forth in Section 3.2(a), (ii) the Company Operating Partnership does not have any Company Partnership Units or other equity interests issued or outstanding and (iii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of the Company or any of the Company Subsidiaries to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares of capital stock of the Company or any of the Company Subsidiaries or securities convertible into, exercisable for or exchangeable for such shares, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (C) redeem or otherwise acquire any such shares of capital stock or provide a material amount of funds to, or make any material investment in, any Company Subsidiary that is not wholly owned.

(d)           Neither the Company nor any of the Company Subsidiaries has outstanding bonds, debentures, notes or other similar obligations or Indebtedness, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter. No Company Subsidiary owns any capital stock of the Company.

(e)           There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock of the Company or any Company Subsidiary, or restricting the transfer of, or providing registration rights with respect to, such capital stock.

(f)           All dividends or other distributions on the Company Common Stock and Company Preferred Stock that have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 3.3           Authorization; Validity of Agreement; Necessary Action.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board of Directors and no other corporate action on the part of the Company, pursuant to the MGCL or otherwise, is necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Mergers, to the filing of the Articles of Merger, Certificate of Partnership Merger, Certificate of Holdco Merger and Holdco Articles of Merger with, and acceptance for record of the Articles of Merger, Certificate of Partnership Merger, Certificate of Holdco Merger and Holdco Articles of Merger by, the SDAT and DSOS, as applicable. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the other Parties, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b)           The Company Operating Partnership has all necessary limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company Operating Partnership of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company in its capacity as the general partner of the Company Operating Partnership and holder of the majority of the Company Partnership Units and no other limited partnership action on the part of the Company Operating Partnership, pursuant to the DRULPA or otherwise, is necessary to authorize the execution and delivery by the Company Operating Partnership of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Partnership Merger, to the filing of the Articles of Partnership Merger with, and acceptance for record of the Articles of Partnership Merger by, the SDAT. This Agreement has been duly executed and delivered by the Company Operating Partnership and, assuming due and valid authorization, execution and delivery hereof by the other Parties, is a valid and binding obligation of the Company Operating Partnership enforceable against the Company Operating Partnership in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.4           Corporate Approvals.

(a)           The Company Board of Directors at a duly held meeting has unanimously (i) determined that this Agreement, the Company Merger and the other Transactions are advisable, and in the best interests of the Company, (ii) duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement and the consummation of the Company Merger and the other Transactions, and (iii) subject to Section 5.2, resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer and to include such recommendation in the Schedule 14D-9.

(b)           The Company, as the general partner and the holder of a majority of the issued and outstanding Company Partnership Units, of the Company Operating Partnership has (i) determined that this Agreement, the Mergers and the other Transactions are advisable, and in the best interests of the Company and the Company Operating Partnership and (ii) duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other Transactions (such approvals referred to in this Section 3.4(b), the “Company Operating Partnership Approval”).

Section 3.5           Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company or the Company Operating Partnership, the consummation by the Company of the Company Merger or any of the other Transactions, the consummation by the Company Operating Partnership of the Partnership Merger or any of the other Transactions, or compliance by the Company or the Company Operating Partnership with any of the provisions of this Agreement will (a) contravene, conflict with or result in any breach of any provision of the Company Governing Documents, the Company Operating Partnership Governing Documents or the comparable organizational or governing documents of any other Company Subsidiary, (b) require any filing by the Company or any Company Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental, quasi-governmental or other regulatory authority, instrumentality, agency or entity exercising competent jurisdiction properly exercising executive, legislative, arbitral body, judicial or administrative functions of government, whether foreign, federal, state, local or of some other political subdivision of any of the aforesaid (a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) any filings as may be required under the MGCL or the DRULPA in connection with the Mergers, (iii) such filings with the Securities and Exchange Commission (the “SEC”) as may be required to be made by the Company in connection with this Agreement and the Mergers, including the Schedule 14D-9, (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Mergers, or (v) such filings as may be required in connection with Transfer Taxes) (clauses (b)(i) through (v), collectively, the “Company Approvals”), (c) conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit) under, any of the terms, conditions or provisions of any Company Material Contract, (d) violate any Order or Law applicable to the Company or any Company Subsidiaries or any of their properties, assets or operations, or (e) result in the creation or imposition of any Lien on any asset of the Company or any Company Subsidiaries other than Permitted Liens; except in each of clauses (b), (c), (d) or (e) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6           Company SEC Documents and Financial Statements.

(a)           The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC prior to the date of this Agreement (the “Company SEC Documents”) since January 1, 2019, each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and no Company SEC Document as of its date (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such amended or superseding filing) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Documents is as of the date of this Agreement the subject of ongoing SEC review and as of the date hereof, the Company has not received any comments from the SEC with respect to any of the Company SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting the Company that have not been addressed. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NYSE. Complete and correct copies of all written correspondence between the SEC, on the one hand, and the Company, on the other hand, since December 31, 2019 have been made available to Parent or filed or furnished with the SEC and are publicly accessible.

(b)           The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their shareholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.7           Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) in all material respects as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the audit committee of the Company Board of Directors (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since December 31, 2019, any material change in internal control over financial reporting required to be disclosed in the Company SEC Documents has been so disclosed.

Section 3.8           Absence of Certain Changes.

(a)           Since December 31, 2020, there has not been any event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Since December 31, 2020, the Company and the Company Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business.

(c)           Since December 31, 2020, neither the Company nor any Company Subsidiary has taken any action that would require the consent of Parent pursuant to clauses (ii), (iii), (iv), (vi), (vii), (viii), (xi), (xiii), (xiv), or (xx) of Section 5.1(b) had such action been taken after the execution of this Agreement.

Section 3.9           No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-K for the fiscal year ended December 31, 2020, (b) as expressly contemplated by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since December 31, 2020 or (d) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and the Company Subsidiaries.

Section 3.10           Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement: (a) there is no investigation or review pending or, to the Knowledge of the Company, threatened by any Governmental Entity with respect to the Company or any of the Company Subsidiaries; and (b) there are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company Subsidiaries, or any of their respective assets or properties at law or in equity before, and there are no Orders of any Governmental Entity against or affecting the Company or any of the Company Subsidiaries, or any of their respective assets or properties.

Section 3.11           Company Benefit Plans.

(a)           Section 3.11(a) of the Company Disclosure Letter lists all material Company Benefit Plans in effect on the date hereof. No Company Benefit Plan is established or maintained outside of the United States or for the benefit of current or former Service Providers of the Company or any Company Subsidiary residing outside of the United States.

(b)           The Company has made available to Parent a true and complete copy, as applicable, of (i) each Company Benefit Plan (including any amendments thereto) and descriptions of all material terms of any such plan that is not in writing, (ii) the most recent annual reports with accompanying schedules and attachments filed with the IRS, (iii) the most recent summary plan description for each Company Benefit Plan, (iv) the most recently received determination or opinion letter, if any, issued by the IRS, (v) the most recently prepared actuarial reports and financial statements, if any, relating to the Company Benefit Plan and (vi) any notice to or from the IRS or U.S. Department of Labor delivered prior to the date hereof and relating to any compliance issues in respect of such Company Benefit Plans that remain unresolved as of the date hereof.

(c)           Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Benefit Plan and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan. Each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Company Benefit Plan is, and neither the Company nor any Company Subsidiary nor any of their respective ERISA Affiliates sponsors, maintains or contributes to, has at any time sponsored, maintained, contributed to or participated in or has any liability or obligation, whether fixed or contingent, with respect to (i) any multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) any single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 or Section 430 of the Code, (iii) any multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(e)           Neither the Company nor any Company Subsidiary has any obligation to provide (whether under a Company Benefit Plan or otherwise) health, accident, disability, life or other welfare or insurance benefits to any current or former Service Providers of the Company or any Company Subsidiary (or any spouse, beneficiary or dependent of the foregoing) beyond the termination of employment or other service of such Service Provider, other than health continuation coverage pursuant to Section 4980B of the Code or any similar state Law (“COBRA”) the full cost of which is borne any current or former Service Provider of the Company or any Company Subsidiary (or any of their beneficiaries).

(f)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained, operated and administered in compliance with its terms and the applicable requirements of ERISA, the Code and any other applicable Laws, (ii) all payments required to have been made by or with respect to any Company Benefit Plan (including all contributions, insurance premiums or intercompany charges) on or before the date hereof have been timely paid or made in full, (iii) no Action is pending or, to the Knowledge of the Company, threatened against, by or on behalf of any Company Benefit Plan or the assets, trusts, fiduciaries or administrators thereof (other than routine claims for benefits), (iv) no Company Benefit Plan is under audit or is the subject of an audit or investigation by the IRS, the DOL, the SEC, the PBGC or any other Governmental Entity (and the Company has not received written notice of any such audit or investigation) nor, to the Knowledge of the Company is any such audit or investigation threatened or anticipated with respect to any Company Benefit Plan, (v) neither the Company nor any Company Subsidiary has engaged in a transaction that has resulted in, or would reasonably be expected to result in, the assessment of a civil penalty upon the Company or any Company Subsidiary pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code that has not been satisfied in full, and (vi) there does not now exist, nor, to the Knowledge of the Company, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company, any of the Company Subsidiaries or any of their respective ERISA Affiliates.

(g)           Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any current or former Service Provider of the Company or any Company Subsidiary to any payment or benefit; (ii) increase the amount of compensation or benefits due to any such Service Provider; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit to any such Service Provider, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)           Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.

(i)           The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(j)           Section 3.11(j) of the Company Disclosure Letter sets forth with respect to each Company Restricted Stock Award and each Company Performance Stock Award whether a Code Section 83(b) election was timely made.

Section 3.12           Labor Matters.

(a)           As of the date hereof, (i) neither the Company nor any of the Company Subsidiaries is or has at any time been bound by any collective bargaining or similar agreement with respect to its employees, (ii) there is no labor strike, work stoppage, picketing, lockout, walkout or other organized work interruption pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries has experienced any such organized work interruption during the past three years, (iii) there are no labor unions or other organizations representing or purporting to represent and, to the Knowledge of the Company, no union organization campaign is in progress with respect to, any employees of the Company or any of the Company Subsidiaries and neither the Company nor any of the Company Subsidiaries has experienced any such union organization attempts during the past three years and, (iv) there are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Entity, nor any grievances, complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the Knowledge of the Company, threatened by or on behalf of any employees of the Company or any of the Company Subsidiaries.

(b)           Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary is in compliance with all applicable Laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, classification of employees, personal rights or any other labor and employment-related matters.

(c)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries have received notice of any charge or complaint with respect to or relating to them pending before the United States Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, or notice of the intent of any Governmental Entity responsible for the enforcement of employment Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress and (ii) there are no Actions, pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any such Laws, or alleging breach of any express or implied contract of employment, wrongful or unfair termination of employment or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

Section 3.13           Taxes.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           the Company and each Company Subsidiary have timely filed with the appropriate Governmental Entity all Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all respects. The Company and each Company Subsidiary have timely paid (or there has been paid on their behalf) in full, or made adequate provisions in accordance with GAAP for, all amounts of Taxes required to be paid by them, whether or not shown on any Tax Return, other than any Taxes being contested in good faith by appropriate proceedings;

(b)            the Company (i) for all taxable years commencing with the Company’s taxable year ended December 31, 2010 and through December 31, 2020 has been organized and operated in conformity with the requirements to qualify for taxation as a REIT under the Code and has satisfied all requirements to qualify, and has qualified, for taxation as a REIT under the Code for each such year; (ii) has operated since January 1, 2021, and will continue to operate, in a manner to enable the Company to continue to meet the requirements for qualification for taxation as a REIT under the Code through and including the Company Merger Effective Time; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in the Company’s failure to qualify for taxation as a REIT under the Code or a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the Knowledge of the Company, no such challenge is pending or threatened;

(c)            (i) there are no current disputes, audits, examinations, investigations or other proceedings pending or threatened in writing with regard to any Taxes or Tax Returns of the Company or any of the Company Subsidiaries and neither the Company nor any of the Company Subsidiaries is a part of any Action relating to Taxes; (ii) no deficiency for any Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Entity, which deficiency has not yet been settled; (iii) neither the Company nor any Company Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return, other than automatic extensions; (iv) neither the Company nor any Company Subsidiary has requested an extension of time within which to file any Tax Return in respect of any fiscal year (other than in the ordinary course of business), which has not since been filed; and (v) neither the Company nor any Company Subsidiary has in the past three years received a claim in writing by a Governmental Entity in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction;

(d)            each Company Subsidiary has, since it became a Company Subsidiary, been treated for U.S. federal and state income Tax purposes as (A) a partnership (or a disregarded entity under Treasury Regulations Section 301.7701-3) and not as a corporation, an association, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for United States federal income tax purposes under Section 7704(a) of the Code, (B) a Qualified REIT Subsidiary, (C) a Taxable REIT Subsidiary or (D) a REIT;

(e)            neither the Company nor any Company Subsidiary holds directly or indirectly any asset, the disposition of which would be subject to (or to rules similar to) Sections 337(d) or 1374 of the Code (including through application of Treasury Regulation Section 1.337(d)-7), nor has it disposed of any such asset during its current taxable year, and neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to any non-REIT year within the meaning of Section 857(a)(2) of the Code and the Treasury Regulations thereunder;

(f)             the Company and the Company Subsidiaries (i) have complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472, 1473, 1474, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws), (ii) have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and (iii) have complied with all reporting requirements (including maintenance of required records with respect thereto) with respect to such payments;

(g)            there are no Company Tax Protection Agreements in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date hereof, no Person has raised in writing, or to the Knowledge of the Company threatened to raise, a claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements or a claim that the Offer and the Mergers could give rise to any liability or obligation of the Company or any Company Subsidiary (or any successor of the Company or such Company Subsidiary) to make any payment under any Company Tax Protection Agreement;

(h)            there are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except for Permitted Liens;

(i)             there are no Tax allocation or Tax sharing agreements or similar arrangements to which the Company or any Company Subsidiary is a party, except for provisions contained in (i) credit or other commercial agreements the primary purposes of which do not relate to Taxes or (ii) agreements solely between or among the Company and/or the Company Subsidiaries, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date;

(j)             since their respective formation, (i) neither the Company nor any Company Subsidiary has incurred any liability for Taxes under Sections 856(c)(7), 856(g)(5)(C), 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981 of the Code, or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, (ii) no event has occurred and no condition or circumstance exists, which presents a risk that any Tax described in clause (i) will be imposed upon the Company or the Company Subsidiaries and (iii) the Company has not, and none of the Company Subsidiaries have, incurred any liability for Tax other than (A) in the ordinary course of business, or (B) Taxes arising in connection with sales of property;

(k)            neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than any such group of which the Company was the parent) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor;

(l)             neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), and neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes. Section 3.13(l) of the Company Disclosure Letter sets forth a true and complete list of each private letter ruling or other similar written ruling of a Governmental Entity that has been requested by either the Company or any Company Subsidiary and whether such Governmental Entity granted such request;

(m)           neither the Company nor any Company Subsidiary has entered into any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b);

(n)            neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code or Treasury Regulation 1.337(d)-7(f)(2)), or a member of a “separate affiliated group” of a “distributing corporation” or a “controlled corporation” (all within the meaning of Section 355 of the Code), since December 7, 2015;

(o)            neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary or any subsidiary of a Taxable REIT Subsidiary) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code;

(p)            no written power of attorney that has been granted by the Company or any Company Subsidiary (other than to the Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes; and

(q)            the aggregate basis of the assets of the Company and the Company Subsidiaries (other than Taxable REIT Subsidiaries) exceeds the amount of the liabilities of the Company and the Company Subsidiaries (other than Taxable REIT Subsidiaries), by not less than $600 million, all as determined for United States federal income tax purposes.

Section 3.14           Company Material Contracts.

(a)            Except for this Agreement, agreements or Contracts filed as exhibits to the Company SEC Documents, or Contracts set forth in Section 3.14 of the Company Disclosure Letter as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to or bound by, nor are any of their assets subject to, any Contract (excluding any Company Benefit Plan) that:

(i)            would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)           contains any covenant that limits or purports to limit the ability of the Company or any of the Company Subsidiaries to engage in any line of business, or to compete with any Person or operate at any geographic location, in each case, that (A) is material to the Company and the Company Subsidiaries, taken as a whole or (B) would limit or purport to limit the activities of any Affiliate of the Company (other than the Company Subsidiaries);

(iii)          provides for the formation, creation, operation, management or control of any joint venture or partnership, or investment with or in a third party or another Person, in each case, that is material to the Company and the Company Subsidiaries, taken as a whole;

(iv)          is an indenture, credit agreement, loan agreement, note, or other Contract providing for indebtedness for borrowed money of the Company or any of the Company Subsidiaries (other than indebtedness among the Company and/or any of the Company Subsidiaries) in excess of $10 million or that is secured by Company Owned Real Property;

(v)           grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Company Real Property that, individually or in the aggregate, is material to the Company;

(vi)          prohibits or restricts the payment of dividends or distributions in respect of equity interests of the Company or any Company Subsidiary;

(vii)         relates to or is a settlement, co-existence, conciliation or similar Contract (or proposed settlement or Contract) (A) that would require the Company or any of the Company Subsidiaries to pay consideration of more than $5 million after the date of this Agreement, (B) contains restrictions on the business and operations of the Company and the Company Subsidiaries that are material to the business of the Company and the Company Subsidiaries, taken as a whole or (C) provides for any material injunctive or other non-monetary relief or any material restriction on use, licensing or registration of any Intellectual Property;

(viii)       grants to any third Person any right to use any material Company Intellectual Property, whether by way of a license, covenant not to sue or otherwise (other than non-exclusive licenses granted by the Company to subcontractors, marketing vendors or customers in the ordinary course of business);

(ix)          all material Contracts with any Governmental Entity to which the Company or the Company Subsidiaries is a party or by which it is bound;

(x)           grants to Company or any Company Subsidiaries any right to use any material Intellectual Property, whether by way of a license, covenant not to sue or otherwise (other than licenses (A) granted by customers or subcontractors in the ordinary course of business or (B) to commercially available, non-customized “off-the-shelf” software in object code form pursuant to standard commercial terms with aggregate annual fees of less than $100,000); or

(xi)          provides for the acquisition or disposition by the Company or any Company Subsidiary of any business (whether by merger, sale of stock, sale of assets or otherwise), or any real property, that would, in each case, reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of $30 million.

Each Contract of the type described in this Section 3.14(a), including this Agreement and the Contracts set forth in Section 3.14 of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.”

(b)            True and correct copies of each Company Material Contract have been publicly filed as exhibits to the Company SEC Documents prior to the date of this Agreement or otherwise made available to Parent. Neither the Company nor any Subsidiary of the Company is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, in each case, except where such breach or default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by such other party, in each case, except where such breach or default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except (i) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) for any Company Material Contract that has expired in accordance with its terms after the date hereof, each Company Material Contract is a valid and binding obligation of the Company or Company Subsidiary that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions.

Section 3.15           Environmental Matters.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries have since January 1, 2019 conducted their respective businesses in compliance with all applicable Environmental Laws; (ii) from January 1, 2019 through the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notices, demand letters or written requests for information from any Governmental Entity alleging that the Company or any of the Company Subsidiaries is in violation of any Environmental Law; and (iii) to the Knowledge of the Company, since January 1, 2019, there has been no treatment, storage or release of any Hazardous Substance in violation of any applicable Environmental Law from any properties owned or leased by the Company or any of the Company Subsidiaries as a result of any activity of the Company or any of the Company Subsidiaries during the time such properties were owned or leased by the Company or any of the Company Subsidiaries.

(b)            The generality of any other representations and warranties in this Agreement notwithstanding, the representations and warranties in this Section 3.15 shall be deemed to be the Company and the Company Operating Partnership’s sole and exclusive representations and warranties in this Agreement with respect to Environmental Laws, Hazardous Substances and any other environmental matters.

Section 3.16           Intellectual Property.

(a)            All issued Patents, Patent applications, registered Marks, applications for registration of Marks and registered Copyrights, applications for registration of Copyrights, in each case as owned by the Company or any of the Company Subsidiaries, are set forth on Section 3.16(a) of the Company Disclosure Letter (referred to collectively as the “Company Registered Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Company Registered Intellectual Property has expired or been cancelled or abandoned except in accordance with the expiration of the term of such rights, or in the ordinary course of business based on the Company’s determination, in its reasonable business judgment, that such Intellectual Property was not used by nor useful for the Company and the Company Subsidiaries and (ii) all Company Registered Intellectual Property is subsisting, valid and enforceable.

(b)            The Company and the Company Subsidiaries exclusively own all right, title, and interest in all Company Intellectual Property, free and clear of all Liens (other than Permitted Liens), except as would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

(c)            All Intellectual Property used in or necessary for the business of the Company and the Company Subsidiaries as currently conducted is either validly owned by the Company and the Company Subsidiaries or is the subject of a valid and subsisting license to the Company and the Company Subsidiaries providing the Company and the Company Subsidiaries with sufficient rights to use such Intellectual Property as presently used.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the business of the Company and the Company Subsidiaries does not infringe, violate or constitute misappropriation, and has not infringed, violated or constituted misappropriation, of any Intellectual Property of any third Person, (ii) to the Knowledge of the Company, as of the date of this Agreement, no third Person is infringing, violating, or misappropriating any Company Intellectual Property and (iii) as of the date of this Agreement, there is no pending claim or asserted claim in writing (A) asserting that the Company or any Company Subsidiary has infringed, violated or misappropriated, or is infringing, violating or misappropriating any Intellectual Property of any third Person (including cease and desist letters or invitation to license letters) or (B) challenging the validity, ownership of enforceability of any Company Intellectual Property.

(e)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Person (including founders, current and former employees, contractors, suppliers and consultants) who has contributed to the creation or development of any Intellectual Property for or on behalf of the Company or the Company Subsidiaries has assigned in writing to the Company or the Company Subsidiaries all of such Person’s right, title and interest in, to and under all such Intellectual Property (to the extent that such rights do not vest in the Company or the Company Subsidiaries by operation of law), and no such Person owns, or has any right, claim, interest or option (including the right to further remuneration or consideration) with respect to, any such Intellectual Property.

Section 3.17           Privacy; Cybersecurity; IT Assets.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures; (ii) the Company and the Company Subsidiaries have fully remediated all “high” or “critical” and other material threats, risks and deficiencies identified in data security risk assessments, audits and penetration tests performed by or for them; (iii) the Company and the Company Subsidiaries have taken reasonable and appropriate actions, consistent with applicable industry standards and Privacy Requirements, to protect the operation, confidentiality, integrity and security of the IT Assets used by the Company and the Company Subsidiaries (and all data stored or contained therein or transmitted thereby, including Personal Information and Trade Secrets) against any unauthorized or improper use, loss, access, disclosure, interruption, modification or corruption; (iv) there has been no breach, rendering unavailable or unusable (including through any ransomware attacks) or unauthorized or improper use of, or unauthorized access to, any IT Assets used by the Company or the Company Subsidiaries; and (v) the IT Assets used by the Company and the Company Subsidiaries perform the functions necessary to carry on the conduct of their respective businesses and are free of any errors, bugs, defects, disabling or erasing mechanism, Trojan horse or time bomb or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of the IT Assets or data stored therein.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and the Company Subsidiaries and third party confidential information provided to the Company or any Company Subsidiary that the Company or such Company Subsidiary is obligated to maintain in confidence, (ii) the Company and the Company Subsidiaries and the Processing by them or on their behalf of any Personal Information are, and at all times have been, in compliance with (A) all Privacy Laws, (B) all contractual obligations relating to Personal Information and (C) all policies of the Company and the Company Subsidiaries relating to Personal Information ((A)-(C), collectively, the “Privacy Requirements”); (iii) there are no claims pending or, to the Knowledge of the Company, threatened against the Company or the Company Subsidiaries alleging a violation of any Privacy Requirements, and (iv) there has been no unauthorized access, breach, misuse, unauthorized acquisition or disclosure, or any loss or theft, of Personal Information while Processed by the Company or the Company Subsidiaries or by third parties on behalf of the Company or the Company Subsidiaries, or otherwise in the possession or control of the Company, the Company Subsidiaries or third-parties acting on behalf of the Company or the Company Subsidiaries; and (v) no disclosure of any data breach or network security breach has been or should have been made by any of the Company or the Company Subsidiaries under any Privacy Law, to any Governmental Authority or affected Person.

(c)            The generality of any other representations and warranties in this Agreement notwithstanding, the representations and warranties in Section 3.14, Section 3.16 and this Section 3.17 shall be deemed to be the Company and the Company Operating Partnership’s sole and exclusive representations and warranties in this Agreement with respect to Intellectual Property and information technology matters.

Section 3.18           Compliance with Laws; Permits.

(a)            The Company and the Company Subsidiaries have been since January 1, 2019 in compliance with and not in default under or in violation of any federal, state, local or foreign law, statute, ordinance, act, code, rule, regulation, judgment, Order, injunction or decree of any Governmental Entity (collectively, “Laws” and each, a “Law”) applicable to the Company and the Company Subsidiaries, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Anything contained in this Section 3.18 to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 3.18(a) in respect of the matters referenced in Section 3.15, Section 3.16 or Section 3.17, each of which matters is addressed by such other sections of this Agreement.

(b)            The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates and approvals of any Governmental Entity (“Permits”) necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the transactions contemplated by this Agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)            Neither the Company nor any of the Company Subsidiaries has received any written notice that the Company or the Company Subsidiaries is in violation of any Law applicable to the Company or any of the Company Subsidiaries or any Permit, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any such Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any trustee, director, officer or employee of the Company or any of the Company Subsidiaries, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 3.19           Properties.

(a)            Section 3.19(a) of the Company Disclosure Letter lists all material real property owned by the Company or any of the Company Subsidiaries as of the date hereof (the “Company Owned Real Property”). With respect to each Company Owned Real Property, (i) the Company or a Company Subsidiary has valid title to such Company Owned Real Property, free and clear of all Liens other than Permitted Liens and (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Company Owned Real Property or any portion thereof or interest therein, other than, in the case of clauses (i) and (ii) above, as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Section 3.19(b) of the Company Disclosure Letter lists all material leases, subleases and other agreements under which the Company or any of the Company Subsidiaries uses or occupies or has the right to use or occupy any material real property as of the date hereof (the “Company Real Property Leases”). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and (ii) no uncured default of a material nature on the part of the Company or, as applicable, any of the Company Subsidiaries or, to the Knowledge of the Company, the landlord thereunder exists under any Company Real Property Lease.

(c)            Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries has received written notice of any existing zoning violations with respect to any Company Real Property, (ii) to the Knowledge of the Company, there are no pending Actions initiated by or on behalf of the Company or any of the Company Subsidiaries to change or redefine the zoning classification of all or any portion of any Company Real Property, (iii) neither the Company nor any of the Company Subsidiaries has received written notice to the effect that there are any condemnation proceedings that are pending or, to the Knowledge of the Company, threatened, with respect to any Company Real Property, (iv) neither the Company nor any of the Company Subsidiaries has received written notice of any structural defects or physical damage with respect to any Company Real Property, and (v) neither the Company nor any of the Company Subsidiaries has received written notice of any Action of such kind.

(d)            The Company or the Company Subsidiaries’ fee simple or leasehold title to each Company Real Property is insured pursuant to a title insurance policy duly issued by a national title insurance company (each such policy, a “Company Title Insurance Policy”) and, to the Knowledge of the Company, each Company Title Insurance Policy is valid, in full force and effect and no claim has been made thereunder and will remain in full force and effect following the Closing in accordance with its terms, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20           Information in the Offer Documents. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in the Offer Documents will, at the date it is first mailed to the stockholders of the Company, or at the Partnership Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, including the Schedule 14D-9, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 3.20 will not apply to statements or omissions included in the Offer Documents to the extent based upon information supplied to the Company or the Company Operating Partnership by or on behalf of Parent in writing specifically for inclusion therein.

Section 3.21           Opinion of Company Financial Advisor. The Company Board of Directors has received the oral opinion of Evercore Group L.L.C. (the “Company Financial Advisor”), to be confirmed in writing, to the effect that, as of the date hereof and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view to the holders (other than Parent and its affiliates) of the Company Shares.

Section 3.22           Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in accordance with the terms of such policies, (b) neither the Company nor any of the Company Subsidiaries is in breach or default of any of its insurance policies, and neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material and adverse modification of any of such policies and (c) other than in connection with ordinary course renewals, the Company has not received any written notice of termination, cancellation, denial of coverage or non-renewal with respect to any such policy.

Section 3.23           Related Party Agreements. Except as set forth in the Company SEC Documents, since January 1, 2019, there have been no agreements, arrangements, Contracts or understandings between the Company or any Company Subsidiary, on the one hand, and any other Person, on the other hand (other than those exclusively among the Company and the Company Subsidiaries or ordinary course of business employment agreements and similar employee arrangements otherwise set forth on the Company Disclosure Letter), that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC (a “Company Related Party Agreement”).

Section 3.24           Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Company Merger or the Partnership Merger or the other Transactions, based upon arrangements, agreements or Contracts made by or on behalf of Company or the Company Operating Partnership or any of their Affiliates. A true, complete and correct copy of the engagement letter and any other Contract with the Company Financial Advisor pursuant to which the Company is obligated to pay a fee to the Company Financial Advisor has been made available to Parent prior to the date hereof.

Section 3.25           Takeover Statutes. The Company Board of Directors has taken all action necessary to render inapplicable to the Company Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and the limitations on voting rights contained in Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Company Merger, the Partnership Merger or the other Transactions.

Section 3.26           Dissenters’ Rights. No dissenters’, appraisal or similar rights (including, but not limited to, rights of an objecting stockholder provided in Subtitle 2 of Title 3 of the MGCL) are available to the holders of Company Common Stock or the Company Partnership Units with respect to the Company Merger, the Partnership Merger or the other Transactions.

Section 3.27           Vote Required. No approval of the holders of any class or series of shares of stock of the Company is necessary to approve the Transactions, including the Mergers. The Company Operating Partnership Approval is the only vote of the holders of Company Partnership Units necessary to approve the Transactions, including the Mergers.

Section 3.28           Investment Company Act. Neither the Company nor any of the Company Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 3.29           Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. The Company and the Company Operating Partnership have conducted their own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Parent and the Parent Subsidiaries and acknowledge that the Company and the Company Operating Partnership have been provided access to personnel, properties, premises and records of Parent and the Parent Subsidiaries for such purposes. In entering into this Agreement, the Company and the Company Operating Partnership have relied solely upon the representations and warranties set forth in this Agreement and their independent investigation and analysis of the Parent Parties, and the Company and the Company Operating Partnership acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by any Parent Party or any of their respective affiliates, stockholders, controlling persons or Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. The Company and the Company Operating Partnership acknowledge and agree that, except for the representations and warranties expressly set forth in this Agreement, none of Parent Parties nor any other Person makes or has made, any express or implied representations or warranties relating to Parent or its business or otherwise in connection with the Transactions, and the Company and the Company Operating Partnership are not relying on any representation or warranty except for those expressly set forth in this Agreement.

Section 3.30           No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III or in any certificate or instrument delivered in connection with this Agreement, neither the Company, the Company Operating Partnership nor any other Person makes any express or implied representation or warranty with respect to the Company or the Company Operating Partnership or with respect to any other information provided to Parent in connection with the Transactions.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties (and solely for purposes of Section 4.1, Section 4.2, Section 4.4, Section 4.5(a)(ii), Section 4.5(c), Section 4.5(d), Section 4.5(e), Section 4.9 and Section 4.12, Parent Guarantor) represent and warrant to the Company, jointly and severally, as set forth in this Article IV. The following representations and warranties by the Parent Parties and Parent Guarantor (as applicable) are qualified in their entirety by reference to the disclosures (i) in the Parent Guarantor SEC Documents filed with the SEC since January 1, 2019 (other than any disclosure in any “risk factors” or “forward looking statements” sections of any Parent Guarantor SEC Document or any other disclosures to the extent they are not statements of fact or are cautionary, predictive or forward-looking in nature) and (ii) set forth in Parent’s disclosure letter delivered to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”). Each disclosure set forth in the Parent Disclosure Letter shall qualify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent on the face of such disclosure.

Section 4.1             Qualification, Organization, Subsidiaries. Each of the Parent Parties and Parent Guarantor is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent’s Subsidiaries (each, a “Parent Subsidiary”) other than the Parent Parties is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2             Authorization; Validity of Agreement; Necessary Action. Each of the Parent Parties has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation by each of them of the Transactions have been duly and validly authorized by all necessary action on the part of such Parent Party, and no other action on the part of any Parent Party is necessary to authorize the execution and delivery by the Parent Parties of this Agreement and the consummation by them of the Transactions, subject, in the case of the Mergers, to the filing of the Articles of Merger, Certificate of Partnership Merger, Certificate of Holdco Merger and Holdco Articles of Merger with, and acceptance for record of the Articles of Merger, Certificate of Partnership Merger, Certificate of Holdco Merger and Holdco Articles of Merger by the SDAT and the DSOS, as applicable. This Agreement has been duly executed and delivered by each Parent Party and, assuming due and valid authorization, execution and delivery hereof by the other Parties, is a valid and binding obligation of each Parent Party enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3             Corporate Approvals.

(a)            The members of Parent have duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Transactions, and no other consent or approval by or on behalf of Parent is necessary to authorize Parent’s entry into this Agreement or consummation of the Transactions.

(b)            Parent, as the sole member of Holdco, has duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement by Holdco and the consummation by Holdco of the Transactions, and no other consent or approval by or on behalf of Holdco is necessary to authorize Holdco’s entry into this Agreement or consummation of the Transactions.

(c)            Holdco, as the sole member of each of Purchaser and OP Merger Sub, has duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of this Agreement by each of Purchaser and OP Merger Sub and the consummation by each of Purchaser and OP Merger Sub of the Transactions, and no other consent or approval by or on behalf of each of Purchaser or OP Merger Sub is necessary to authorize each of Purchaser’s or OP Merger Sub’s entry into this Agreement or consummation of Transactions.

Section 4.4             Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by any Parent Party or Parent Guarantor, the consummation by the Parent Parties of the Transactions or compliance by the Parent Parties or Parent Guarantor with any of the provisions of this Agreement will (a) contravene, conflict with or result in any breach of any provision of the Parent Governing Documents or the comparable organizational or governing documents of any other Parent Party, Parent Guarantor or any other Parent Subsidiary, (b) require any filing by any Parent Party, Parent Guarantor or any Parent Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the MGCL, the DRULPA or the DLLCA in connection with the Mergers, (iii) such filings with the SEC as may be required to be made by any Parent Party, Parent Guarantor or Parent Subsidiary in connection with this Agreement and the Transactions, including the Offer Documents, (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Transactions, or (v) such filings as may be required in connection with Transfer Taxes) (clauses (b)(i) through (v), collectively, the “Parent Approvals”), (c) conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit) under, any of the terms, conditions or provisions of any material Contract to which Parent is a party or otherwise bound as of the date hereof, (d) violate any Order or Law applicable to any Parent Party, Parent Guarantor or any Parent Subsidiary or any of their properties, assets or operations, or (e) result in the creation or imposition of any Lien on any asset of any Parent Party, Parent Guarantor or any Parent Subsidiaries other than Permitted Liens; except in each of clauses (b), (c), (d) or (e) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5             Taxes.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)            Parent and each Parent Subsidiary have timely filed with the appropriate Governmental Entity all Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all respects. Parent and each Parent Subsidiary have timely paid (or there has been paid on their behalf) in full, or made adequate provisions in accordance with GAAP for, all amounts of Taxes required to be paid by them, whether or not shown on any Tax Return, other than any Taxes being contested in good faith by appropriate proceedings; and

(ii)           Parent Guarantor (i) for all taxable years commencing with Parent Guarantor’s taxable year ended December 31, 2012 and through December 31, 2020 has been organized and operated in conformity with the requirements to qualify for taxation as a REIT under the Code and has satisfied all requirements to qualify, and has qualified, for taxation as a REIT under the Code for each such year; (ii) has operated since January 1, 2021, and will continue to operate, in a manner to enable Parent Guarantor to continue to meet the requirements for qualification for taxation as a REIT under the Code through and including December 31, 2021 and in the future; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in Parent Guarantor’s failure to qualify for taxation as a REIT under the Code or a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the Knowledge of Parent Guarantor, no such challenge is pending or threatened.

(b)            For United States federal income tax purposes, (i) Holdco is, and at all times since its formation has been, classified as an entity that is disregarded as separate from its owner and (ii) Parent is, and at all times since its formation has been, classified as partnership.

(c)            Parent Guarantor’s and its Affiliates’ Beneficial Ownership or Constructive Ownership of Company Common Stock will not cause any “individual” to have Beneficial Ownership or Constructive Ownership of Company Common Stock in excess of the Aggregate Stock Ownership Limit or the Common Stock Ownership Limit. For purposes of this paragraph, “individual” has the meaning provided such term in Section 542(a)(2) of the Code, as modified by Section 856(h)(3) of the Code.

(d)            Parent Guarantor’s and its Affiliates’ Beneficial Ownership or Constructive Ownership of Company Common Stock will not cause the Company to be “closely-held” within the meaning of Section 856(h) of the Code or otherwise to fail to qualify as a REIT.

(e)            Parent Guarantor’s and its Affiliates’ Beneficial Ownership or Constructive Ownership of Company Common Stock will not cause the Company to, directly, indirectly, or constructively, own more than a 9.9% interest in any tenant or licensee of the real property of the Company (or to any partnership, limited liability company or other flow-through entity owned, directly or indirectly, by the Company) (a “Tainted Tenant”), unless, as measured by Section 856(c) of the Code, the aggregate amount received by the Company from all Tainted Tenants (i.e., that are Tainted Tenants on account of Parent Guarantor’s and its Affiliates’ ownership) is less than 0.5% of the Company’s gross income for the current taxable year.

Section 4.6             Information in the Offer Documents. None of the information supplied or to be supplied in writing by or on behalf of Parent or any Parent Subsidiary for inclusion or incorporation by reference in the Offer Documents will, at the date it is first mailed to the stockholders of the Company, or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the Transactions to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.6 will not apply to statements or omissions included in the Offer Documents to the extent based upon information supplied to Parent by or on behalf of the Company or the Company Subsidiaries in writing specifically for inclusion therein.

Section 4.7             Ownership of Company Common Stock. Assuming the accuracy of Section 3.25, none of the Parent Parties nor any of their respective affiliates is, nor at any time during the last five (5) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of the Company, each as defined in Section 3-601 of the MGCL. Neither Parent nor any of the Parent Subsidiaries, nor any of their respective affiliates, beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary and neither Parent nor any of the Parent Subsidiaries has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement. Neither Parent nor any of the Parent Subsidiaries is a “Prohibited Owner” as defined in the Company Certificate.

Section 4.8             Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person (other than J.P. Morgan Securities LLC, Houlihan Lokey, Inc. and CDX Advisors) is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Mergers or the other Transactions, based upon arrangements, agreements or Contracts made by or on behalf of Parent or any of the Parent Subsidiaries or any of their Affiliates.

Section 4.9             Vote Required. No approval of the holders of any class or series of stock or other equity interests of Parent Guarantor or any of the Parent Parties (other than the approvals described in Section 4.3) is necessary to approve the Transactions.

Section 4.10           Financing.

(a)            As of the date of this Agreement, Parent has delivered to the Company true, complete and correct copies of an (i) executed debt commitment letter (the “Commitment Letter”) and (ii) executed related fee letters (it being understood that only the fee amounts, pricing caps and other economic items and certain “flex” provisions (in each case which do not affect conditionality) may be redacted in a customary manner), dated as of the date of this Agreement, from the Financing Sources identified therein, pursuant to which such Financing Sources have agreed to provide the debt financing to Parent Guarantor in the amounts set forth therein in connection with the transactions contemplated hereby, including Parent Guarantor making available such proceeds from the debt financing to Parent, subject to the terms and conditions thereof, in each case as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with the terms hereof (collectively the “Debt Financing”).

(b)            As of the date hereof, (i) the Commitment Letter has not been amended, supplemented or modified, (ii) the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect, (iii) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of or any of its Affiliates or, to the Knowledge of Parent, any other Person, in each case under the Commitment Letter, (iv) Parent has paid, or will pay within one Business Day, any and all commitment fees and other fees in connection with the Commitment Letter and related fee letters that are required to be paid under the Commitment Letter or related fee letters on or prior to the date hereof as and when due and (v) the Commitment Letter is in full force and effect and represents a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each other party thereto, and is enforceable against Parent and, to the Knowledge of Parent, each other party thereto in accordance with its terms.

(c)            As of the date hereof, there are no conditions precedent or other contractual contingencies related to funding the full amount of the Debt Financing on the Closing Date other than those expressly set forth in the Commitment Letter. As of the date hereof, assuming the satisfaction of the conditions set forth in Annex I, Parent does not have any reason to believe that (x) any of the conditions to the Debt Financing will not be satisfied on or prior to the Closing Date or (y) the full amount of the Debt Financing necessary for Parent to consummate the transactions contemplated hereby, if any, will not be available to Parent on the Closing Date. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter that could adversely affect the availability, conditionality, enforceability, termination or amount of the Debt Financing.

(d)            Assuming (i) the accuracy of the representations or warranties set forth in Article III such that the condition in clause (3) of Annex I is satisfied, (ii) the compliance by the Company and the Company Operating Partnership and their respective Affiliates with their respective obligations hereunder such that the condition set forth in clause (4) of Annex I is satisfied and (iii) the conditions set forth in Annex I are satisfied at the Expiration Time, the aggregate proceeds of the Debt Financing, when funded in accordance with the Commitment Letter and giving effect to any “flex” provision in or related to the Commitment Letter, together with available cash on hand of Parent, will, in the aggregate, provide Parent and/or any Subsidiary of Parent Guarantor with sufficient immediately available cash funds to satisfy all of Parent’s and the Parent Parties’ obligations under this Agreement and consummate the transactions contemplated under this Agreement, including the payment of the Merger Consideration any repayment of Indebtedness or other liabilities to be paid or repaid at Closing and any other amounts required to be paid in connection with the consummation of the transactions contemplated under this Agreement, including all related fees and expenses required to be paid as of the date of the consummation of the Mergers (such amounts, collectively, the “Merger Amounts”).

(e)            Parent affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or any of its Affiliates obtain any funds or financing (including the Debt Financing) for or related to any of the transactions contemplated hereby.

Section 4.11           Operations of Holdco, Purchaser and OP Merger Sub. Each of Holdco, Purchaser and OP Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations and has not incurred any liabilities other than in connection with such transactions.

Section 4.12           Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. The Parent Parties and Parent Guarantor have conducted their own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and acknowledge that Parent Guarantor and the Parent Parties have been provided access to personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes. In entering into this Agreement, Parent Guarantor and the Parent Parties have relied solely upon the representations and warranties set forth in this Agreement and their independent investigation and analysis of the Company and the Company Subsidiaries, and Parent Guarantor and the Parent Parties acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of the Company Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Company Representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Parent Guarantor and the Parent Parties acknowledge and agree that, except for the representations and warranties expressly set forth in this Agreement, the Company does not make, or has not made, any express or implied representations or warranties relating to itself or its business or otherwise in connection with the Transactions and Parent Guarantor and the Parent Parties are not relying on any representation or warranty except for those expressly set forth in this Agreement.

Section 4.13           No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV or in any certificate or instrument delivered in connection with this Agreement, none of the Parent Parties, Parent Guarantor or any other Person makes any express or implied representation or warranty with respect to the Parent Parties, Parent Guarantor or with respect to any other information provided to the Company in connection with the Transactions.

Article V

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 5.1             Conduct of Business by the Company Pending the Closing.

(a)            The Company agrees that between the date of this Agreement and the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly contemplated by or required pursuant to this Agreement, (iii) as may be required by applicable Law or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall maintain its qualification for taxation as a REIT and shall, and shall cause each of the Company Subsidiaries to, use its commercially reasonable efforts to (x) conduct its business in all material respects in the ordinary course of business and in compliance with applicable Laws, (y) maintain in all material respects its business organization and business relationships, and (z) maintain its material assets and properties in their current condition, ordinary wear and tear excepted; provided, that no action by the Company or the Company Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)            Except (i) as set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly contemplated by or required pursuant to this Agreement, (iii) as required by applicable Law or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly:

(i)            adopt any amendments to the Company Governing Documents or Company Operating Partnership Governing Documents, or amend in any material respect or in any manner adverse to the Company or the Company Operating Partnership, the organizational or governance documents of any other Company Subsidiary;

(ii)           split, combine or reclassify any shares of capital stock of the Company or any Company Subsidiary, except as may be permitted by Section 5.1(b)(iv), and except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction;

(iii)          subject to the second sentence of Section 6.12, authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or other equity interests of any Company Subsidiary or any rights, warrants or options to acquire any such shares or equity interests, except for the authorization and payment by the Company of regular quarterly dividends and by Company Operating Partnership of regular quarterly distributions, payable at a quarterly rate not to exceed $1.27 per share or unit of Company Common Stock or Company Partnership Units (the dividends and distributions described in this clause (iii), the “Company Permitted Dividend”); provided that the Company and the Company Board of Directors may take any actions necessary to ensure that one Company Permitted Dividend is paid prior to the initial Expiration Date (including declaring, fixing a record date for, and authorizing a Company Permitted Dividend to be paid at any time during the month of December 2021) (and, for the avoidance of doubt, such dividend shall be considered a Company Permitted Dividend for purposes of Section 6.12);

(iv)          (A) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests or any rights, warrants or options to acquire any such shares or equity interests, except from (i) the withholding of shares of Company Common Stock to satisfy Tax withholding obligations with respect to Company Equity Awards, or (ii) with respect to the redemption or exchange of any partnership units of the Company Operating Partnership in accordance with the terms of the Company Operating Partnership Agreement, (B) grant any Person any Company Equity Award or any right or option to acquire any shares of the Company’s capital stock or any rights, warrants or options to acquire any such shares, (C) authorize for issuance, issue, deliver or sell any additional shares or capital stock or other rights, warrants or options to acquire any such shares, or (D) enter into any Contract with respect to the sale, voting registration or repurchase of any shares of capital stock or other rights, warrants or options to acquire any such shares; provided, however, that the Company may issue shares of Company Common Stock (A) upon the vesting, exercise and/or settlement, as applicable, of any Company Equity Award outstanding as of the date hereof or granted after the date hereof without violation of this Agreement to the extent required under the terms of the applicable Company Equity Plan and award agreement, and (B) in connection with the redemption or exchange of any Company Partnership Units in accordance with the terms of the Company Operating Partnership Agreement;

(v)           acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person (or equity interests thereof) or any assets or real property, other than (A) acquisitions of assets (other than real property) in the ordinary course of business and (B) acquisitions of assets or real property (1) pursuant to Material Contracts in effect on the date hereof or (2) for consideration that does not exceed $30 million individually or $50 million, in the aggregate;

(vi)          other than in the ordinary course of business, sell, transfer, dispose of or encumber (other than Permitted Liens) any of its assets (including capital stock of its Subsidiaries and Indebtedness of others held by it), other than sales, transfers or dispositions of property, equipment, assets or real property (A) pursuant to Material Contracts in effect on the date hereof, (B) having a fair market value that does not exceed $3 million individually or $5 million in the aggregate or (C) between the Company and one or more wholly owned Company Subsidiaries or solely between wholly owned Company Subsidiaries;

(vii)         incur, assume, or guarantee, any Indebtedness, other than in the ordinary course of business, and except for (a) any Indebtedness among the Company and the wholly owned Subsidiaries of the Company or among the wholly owned Subsidiaries of the Company, (b) guarantees or credit support provided by the Company or any of the Company Subsidiaries for Indebtedness of the Company or any of the Company Subsidiaries, to the extent such indebtedness is (1) in existence on the date of this Agreement or (2) incurred in compliance with this Section 5.1(b)(vii) and (c) Indebtedness required to be incurred pursuant to any Material Contract in effect prior to the execution of this Agreement (or replacements, renewals, extensions, or refinancings thereof) (including, for avoidance of doubt, borrowings under the Company Operating Partnership’s revolving credit facility);

(viii)        make any loans, advances or capital contributions to, or investments in, any other Person in excess of $5 million in the aggregate, other than (A) solely between the Company and a Company Subsidiary of the Company or among the Company Subsidiaries, (B) required or contemplated by existing Material Contracts, or (C) loans or advances made to non-affiliate tenants in the ordinary course of business;

(ix)          terminate or modify, amend or waive any rights under any Company Material Contract or Company Related Party Agreement in any material respect in a manner that is adverse to the Company, in each case, or enter into any Contract that would be a Company Material Contract or Company Related Party Agreement if entered into as of the date hereof, other than (A) in the ordinary course of business or (B) any termination or renewal in accordance with the terms of such existing Company Material Contract that occurs automatically without any action by the Company or any Company Subsidiary or (C) or as otherwise permitted by this Section 5.1(b);

(x)               enter into, materially modify or amend, or terminate any Real Property Lease, except for the renewal, extension or replacement of any Real Property Lease expiring in accordance with its term (such renewal, extension or replacement to be on terms substantially similar to the existing Real Property Lease);

(xi)              other than with respect to any stockholder litigation governed by Section 6.9, or any Actions related to Taxes or Tax matters, which are governed by Section 5.1(b)(xvi), settle, pay, discharge or satisfy any Action, other than any Action that involves only the payment of monetary damages not in excess of $2 million individually or $5 million in the aggregate over the amount reflected or reserved against in the balance sheet (or the notes thereto) included in the Company SEC Documents relating to Actions;

(xii)             except as required by the terms of any Company Benefit Plan as in effect on the date hereof, (A) materially increase the compensation or employee benefits payable or provided to any Service Providers of the Company or any Company Subsidiary, (B) grant or provide, or increase the amount of any change of control, severance, bonus or retention payments to any Service Provider of the Company or any Company Subsidiary, (C) establish, adopt, enter into or materially amend any Company Benefit Plan or collective bargaining agreement, (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, payment, lapsing of restrictions or funding under any Company Benefit Plan, (E) hire any new employee, or promote any existing employee, of the Company or the Company Subsidiaries to a position that would be a member of the Company’s Senior Leadership Team, or (F) terminate the employment (other than for cause) of any employee of the Company or a Company Subsidiary who is a member of the Company’s Senior Leadership Team;

(xiii)            materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(xiv)            enter into any new line of business;

(xv)             subject to Section 5.1(b)(iii) and Section 6.12, take any action, or knowingly fail to take any action, which action or failure would reasonably be expected to cause (A) the Company to fail to qualify for taxation as a REIT or (B) any Company Subsidiary to cease to be treated as any of (1) a partnership or disregarded entity for United States federal income tax purposes or (2) a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, provided, however, that if an action required to be taken pursuant to this Section 5.1(b)(xv) would be otherwise prohibited by another clause of this Section 5.1(b), the Company shall use reasonable efforts to notify Parent before taking such action;

(xvi)            (A) make, change or rescind any material election relating to Taxes, (B) settle or compromise any material Tax audit, claim or assessment, (C) enter into any closing agreement related to material Taxes, (D) knowingly surrender any right to claim any material Tax refund or (E) other than in the ordinary course of business, give or request any waiver of a statute of limitations with respect to any material Tax Return;

(xvii)           waive the excess share provisions of, or otherwise grant or increase an exception to or waiver of any ownership limits set forth in, the organizational documents of the Company or any of its Subsidiaries for any Person;

(xviii)          (i)     (A) sell, transfer or assign any Company Intellectual Property; (B) abandon, cancel or let lapse, or fail to renew, maintain, continue to prosecute or defend or otherwise dispose of any material Company Intellectual Property; (C) grant any license under (including any covenant not to sue or assert) or otherwise subject to any Lien (other than Permitted Liens) any material Company Intellectual Property, except for non-exclusive licenses granted by the Company to subcontractors or customers entered into in the ordinary course of business; or (D) fail to continue to protect and maintain the confidentiality of any material Trade Secrets included in the Company Intellectual Property;

(xix)             form any new funds, non-traded real estate investment trusts, joint ventures or other pooled investment vehicles or similar investment structures;

(xx)              adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries, except for any such transactions between or among the wholly owned Subsidiaries of the Company or between or among any of the wholly owned Subsidiaries of the Company and the Company;

(xxi)             make any capital expenditures, except for (i) capital expenditures not exceeding 110% of the aggregate amount of capital expenditures set forth in Section 5.1(b)(xxi) of the Company Disclosure Letter or (ii) capital expenditures required by any Real Property Lease entered into after the date of this Agreement;

(xxii)            enter into or modify in a manner materially adverse to the Company any Company Tax Protection Agreement; or

(xxiii)           authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c)             Notwithstanding anything to the contrary set forth in this Agreement (but subject to Section 5.1(b)(iii) and Section 6.12):

(i)                nothing in this Agreement shall give any of the Parent Parties, directly or indirectly, the right to control or direct the operations of the Company or the Company Operating Partnership prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable (it being acknowledged that prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, the Company or the Company Operating Partnership, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations); and

(ii)               nothing in this Agreement shall prohibit the Company from taking any action, or refraining from taking any action, at any time or from time to time, if in the good faith judgment of the Company and upon advice of nationally recognized REIT Tax counsel, such action or inaction is reasonably necessary for the Company to maintain its qualification for taxation as a REIT under the Code, to avoid incurring entity level income or excise Taxes under the Code or applicable state law, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, under the applicable provisions of Section 856 of the Code, as the case may be; provided that prior to taking any action pursuant to this Section 5.1(c)(ii), the Company shall use reasonable efforts to notify Parent before taking such action, and provided further that if the Company makes any dividend or other distribution payment pursuant to this Section 5.1(c)(ii), the per share amount of any such dividend or other distribution (other than the amount of such dividend or distribution made to the Company or any Company Subsidiary) shall reduce the per share Offer Price and the Merger Consideration on a dollar-for-dollar basis.

Section 5.2             No Solicitation; Company Change in Recommendation.

(a)           Subject to the provisions of this Section 5.2, from the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement in accordance with Article VIII, the Company agrees that it shall not, shall cause the Company Subsidiaries not to, and shall use its reasonable best efforts to cause its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate the making or submission of any Company Alternative Proposal, (ii) participate or engage in any discussions or negotiations regarding a Company Alternative Proposal with, or furnish any nonpublic information relating to the Company or the Company Subsidiaries for the purpose of facilitating a Company Alternative Proposal to, any Person that has made or, to the Knowledge of the Company, is considering making a Company Alternative Proposal (except, in each case, to notify such Person as to the existence of the provisions of this Section 5.2), (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement or any other similar agreement with respect to a Company Alternative Proposal, (iv) approve or recommend a Company Alternative Proposal or (v) propose or agree to do any of the foregoing. The Company shall, shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Company Alternative Proposal and shall promptly instruct any such Person (and its Representatives) in possession of confidential information about the Company or the Company Subsidiaries that was furnished by or on behalf of the Company in connection with such discussions or negotiations to return or destroy all such information promptly after the date hereof in accordance with the relevant confidentiality agreement between the Company and such Person. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement (other than in the Confidentiality Agreement), unless the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that such enforcement or the failure to waive, terminate or modify would be inconsistent with the standard of conduct required of the Company Board of Directors under applicable Law.

(b)           Notwithstanding anything in this Section 5.2 to the contrary, but subject to the Company’s compliance with the provisions of this Section 5.2, at any time prior to the Offer Acceptance Time, if the Company receives an unsolicited written bona fide Company Alternative Proposal, the Company and its Representatives may contact the third party making such Company Alternative Proposal to clarify the terms and conditions thereof so as to determine whether such Company Alternative Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal. If (i) such Company Alternative Proposal constitutes a Company Superior Proposal or (ii) the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors that such Company Alternative Proposal could reasonably be expected to lead to a Company Superior Proposal, the Company may take the following actions: (A) furnish nonpublic information to the third party making such Company Alternative Proposal (including its respective Representatives and prospective equity and debt financing sources), if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having provisions that are not materially less favorable in the aggregate to the Company than the provisions of the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amendment of any Company Alternative Proposal), and any nonpublic information regarding the Company and the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to Parent, be provided to Parent as promptly as practicable after providing it to such third party or its Representative (and in any event within 24 hours thereafter), and (B) engage in discussions or negotiations with the third party (including its respective Representatives and prospective equity and debt financing sources) with respect to the Company Alternative Proposal. The Company shall promptly (and in any event within 24 hours) notify Parent in writing of any Company Alternative Proposal or inquiry, offer, request or proposal that would reasonably be expected to lead to a Company Alternative Proposal (an “Inquiry”), in each case, received by the Company, which notice shall identify the material terms and conditions thereof and the Person making such Company Alternative Proposal or Inquiry (including, if applicable, providing copies of any written Company Alternative Proposals or Inquiries and any proposed agreements related thereto). It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.2(b), including any public announcement that the Company or the Company Board has made any determination contemplated under this Section 5.2(b) to take or engage in any such actions, shall not constitute a Company Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1. The Company shall promptly (and in any event within 24 hours) notify Parent in writing if it enters into discussions or negotiations concerning any Company Alternative Proposal or Inquiry, notify Parent of any change to the financial and other material terms and conditions of any Company Alternative Proposal or Inquiry, and otherwise keep Parent reasonably informed on a reasonably current basis of any material developments regarding any Company Alternative Proposals or Inquiry or any material change to the terms of any such Company Alternative Proposal or Inquiry, including by providing a copy of all material correspondence relating thereto. Neither the Company nor any Company Subsidiary shall enter into any confidential or similar agreement that would prohibit it from providing such information to Parent.

(c)           Except as set forth in this Section 5.2, the Company Board of Directors and any committee thereof shall not (i) withhold, withdraw (or qualify or modify in any manner adverse to Parent), or propose publicly to withhold, withdraw (or qualify or modify in any manner adverse to Parent), the Company Board Recommendation or (ii) approve, adopt, recommend or declare advisable (or publicly propose to approve, adopt, recommend or declare advisable) any Company Alternative Proposal, or (iii) fail to include the Company Board Recommendation in the Schedule 14D-9 (any such action in the foregoing clauses (i), (ii) and (iii), a “Company Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, but subject to the Company’s compliance with the provisions of this Section 5.2, prior to the Offer Acceptance Time, the Company Board of Directors may, in response to a Company Superior Proposal received by the Company after the date of this Agreement, (x) make a Company Change of Recommendation and/or (y) cause the Company to terminate this Agreement pursuant to Section 8.1(e); provided, that the Company Board of Directors shall not be entitled to make such a Company Change of Recommendation or cause any termination of this Agreement pursuant to Section 8.1(e) (A) unless the Company shall have given Parent at least four Business Days’ written notice (a “Company Superior Proposal Notice”) advising Parent of its intention to make such a Company Change of Recommendation or terminate this Agreement, which Company Superior Proposal Notice shall include a description of the terms and conditions of the Company Superior Proposal that is the basis for the proposed action of the Company Board of Directors, the identity of the Person making the Company Superior Proposal and a copy of any proposed definitive agreement for such Company Superior Proposal or other material correspondence, if any, and (B) unless, at the end of the four-Business Day period following the delivery of such Company Superior Proposal Notice (the “Company Superior Proposal Notice Period”), after taking into account any firm commitments made by Parent in writing to amend the terms of this Agreement during the Company Superior Proposal Notice Period, the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors that the Company Superior Proposal giving rise to the Company Superior Proposal Notice continues to constitute a Company Superior Proposal and that the failure of the Company Board of Directors to make a Company Change of Recommendation or terminate this Agreement would be inconsistent with the standard of conduct required of the Company Board of Directors under applicable Law; provided, that any material modifications to the terms of the Company Superior Proposal shall commence a new Company Superior Proposal Notice Period of two Business Days. During the Company Superior Proposal Notice Period, if requested by Parent, the Company shall, and shall direct its Representatives to, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Company Superior Proposal, such Company Superior Proposal ceases to constitute a Company Superior Proposal.

(d)            Anything to the contrary set forth in this Agreement notwithstanding, but subject to the Company’s compliance with the provisions of this Section 5.2, prior to the Offer Acceptance Time, the Company Board of Directors may, in response to a Company Intervening Event, make a Company Change of Recommendation if the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure of the Company Board of Directors to take such action would be inconsistent with the standard of conduct required of the Company Board of Directors under applicable Law; provided, that the Company Board of Directors shall not be entitled to make such a Company Change of Recommendation unless (i) the Company shall have given Parent at least four Business Days’ written notice (a “Company Intervening Event Notice”) advising Parent of its intention to make such a Company Change of Recommendation, which Company Intervening Event Notice shall include a reasonably detailed description of the applicable Company Intervening Event (including the facts and circumstances providing the basis for the determination by the Company Board of Directors to effect a Company Change of Recommendation) and (ii) unless, at the end of the four-Business Day period following the delivery of such Company Intervening Event Notice (the “Company Intervening Event Notice Period”), after taking into account any firm commitments made by Parent in writing to amend the terms of this Agreement during the Company Intervening Event Notice Period, the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure of the Company Board of Directors to make such Company Change of Recommendation would continue to be inconsistent with the standard of conduct required of the Company Board of Directors under applicable Law; provided, that any material changes to the Company Intervening Event shall commence a new Company Intervening Event Notice Period of two Business Days. During the Company Intervening Event Notice Period, if requested by Parent, the Company shall, and shall direct its Representatives to, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement.

(e)            Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors or any committee thereof from (i) complying with its disclosure obligations under applicable Law or rules and policies of the NYSE, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure of the Company Board of Directors to make such disclosure would be inconsistent with the standard of conduct required of the Company Board of Directors under applicable Law.

(f)             “Company Alternative Proposal” means any proposal or offer made by any Person or group of Persons (other than the Parent Parties or their respective Affiliates) relating to or concerning (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company, in each case, as a result of which the stockholders of the Company immediately prior to such transaction would cease to own at least 75% of the total voting power of the Company or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the acquisition by any Person of more than 25% of the assets of the Company and the Company Subsidiaries, on a consolidated basis, or (iii) the direct or indirect acquisition by any Person of more than 25% of the outstanding shares of Company Common Stock.

(g)            “Company Superior Proposal” means a bona fide written Company Alternative Proposal, substituting in the definition thereof “50%” for “25%” and for “75%” in each place each such phrase appears, that the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, and considering such factors as the Company Board of Directors considers to be appropriate, to be more favorable to the Company and its stockholders than the transactions contemplated by this Agreement from a financial point of view and is reasonably likely to be consummated on the terms and timing proposed, after taking into account any changes to the terms of this Agreement proposed by Parent, the identity of the Person making the Company Alternative Proposal, the financial, legal, regulatory and other aspects of such Company Alternative Proposal, including the expected timing and likelihood of consummation, conditions to consummation and availability of necessary financing.

(h)            “Company Intervening Event” means any event, change, occurrence or development that is material to the Company and the Company Subsidiaries (taken as a whole) and that is unknown and not reasonably foreseeable to the Company Board of Directors as of the date of this Agreement; provided, that the receipt, existence or terms of a Company Alternative Proposal or any change in the price or trading volume of any securities of the Company or Parent shall not be deemed to be a Company Intervening Event hereunder (however, the underlying reasons for such changes may constitute a Company Intervening Event).

Article VI

ADDITIONAL AGREEMENTS

Section 6.1              Access; Confidentiality.

(a)            Subject to compliance with applicable Laws, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and its Representatives reasonable access, solely for purposes of furthering the Mergers and the other transactions contemplated hereby or integration planning relating thereto, during normal business hours, on reasonable advance notice, throughout the period prior to the earlier of the Company Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the Company’s and its Subsidiaries’ properties, contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Mergers or any financial or strategic alternatives thereto, or any Company Alternative Proposal; provided, that the Company may provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures). The foregoing notwithstanding, the Company shall not be required to afford such access or furnish such information if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries, would result in the disclosure of any information in connection with any litigation or similar dispute between the parties hereto or would constitute a violation of any applicable Law (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in any the foregoing events). No investigation hereunder shall affect the representations, warranties, covenants or agreements of the Company or the conditions to the obligations of the Parties under this Agreement and shall not limit or otherwise affect the rights or remedies available hereunder.

(b)             Each of the Company and Parent hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Confidential Information,” as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of September 4, 2021, between the Company and American Towers LLC (on behalf of itself and Parent Guarantor) (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, Parent may disclose such information to the Financing Sources to the extent such disclosure is necessary and customary for financings of the type contemplated by the Debt Financing.

Section 6.2               Consents and Approvals.

(a)             Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, authorizations, permits, waivers, consents, clearances, approvals and expirations or terminations of waiting periods (collectively, “Consents”), including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary Consents from third parties, (iii) the defending of any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, that in no event shall Parent, the Company or any of their respective Affiliates be required to pay prior to the Company Merger Effective Time any fee, penalty or other consideration to any third party for any Consent required for or triggered by the consummation of the transactions contemplated by this Agreement under any Contract or agreement or otherwise and neither the Company nor any of the Company Subsidiaries shall pay or agree or commit to pay any such fee, penalty or other consideration without the prior written consent of Parent.

(b)             Subject to the terms and conditions herein provided and without limiting the foregoing, the Parties shall (i) cooperate with each other in (A) determining whether any filings are required to be made with, or Consents are required to be obtained from, or with respect to, any third parties or Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) promptly making all such filings and timely obtaining all such Consents, (ii) use reasonable best efforts to supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity, and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as any Governmental Entity or other Person may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Mergers so as to enable the Closing to occur as promptly as practicable after the date of this Agreement. From the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement in accordance with Article VIII, Parent shall not (and shall cause its Subsidiaries not to) acquire or agree to acquire any assets, business or securities of any Person, to the extent that the consummation of such acquisition would be reasonably likely to prevent or materially delay the Closing.

(c)             The Parties shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to this Section 6.2, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company and the Company Operating Partnership, on the one hand, and the Parent Parties, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company and the Company Operating Partnership, on the one hand, and the Parent Parties, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, that materials may be redacted (i) to remove references concerning the valuation of the businesses of the Company and the Company Subsidiaries, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements and (iii) as necessary to address reasonable privilege or confidentiality concerns. Each of the Parties agrees not to participate in any meeting or discussion, either in person or by telephone or videoconference, with any Governmental Entity in connection with the proposed transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate.

(d)             In furtherance and not in limitation of the other covenants of the Parties contained in this Section 6.2, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Parties shall cooperate in all respects with each other and shall use its reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Mergers and the other transactions contemplated by this Agreement.

Section 6.3          Publicity. The Parties shall consult with and provide each other the opportunity to review and comment on any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided, that the restrictions in this Section 6.3 shall not apply (a) to any Company communication regarding a Company Alternative Proposal or from and after a Company Change of Recommendation, (b) in connection with any dispute between the Parties regarding this Agreement or the Transactions or (d) made by the Parties in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements are consistent with information previously disclosed in previous press releases, public disclosures or public statements made by the Parties in compliance with this Section 6.3. Parent Guarantor and the Company agree to issue a joint press release as the first public disclosure of this Agreement.

Section 6.4          Directors’ and Officers’ Insurance and Indemnification.

(a)        The Parties agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any Company Subsidiary as provided in their respective articles of incorporation or bylaws or other organizational documents or in any agreement shall survive the Mergers and shall continue at and after the Company Merger Effective Time in full force and effect. For a period of six years after the Company Merger Effective Time, Parent shall cause to be maintained in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and the Company Subsidiaries’ articles of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Company Merger Effective Time or in any indemnification agreements of the Company or any Company Subsidiary with any of their respective directors, officers or employees as in effect immediately prior to the Company Merger Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Company Merger Effective Time were current or former directors, officers or employees of the Company or any Company Subsidiary; provided, that all rights to indemnification in respect of any Proceeding (as defined below) pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding or resolution of such claim, even if beyond such six-year period. From and after the Company Merger Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Parent Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.4.

(b)        Parent shall cause the Surviving Entity and the Surviving Partnership to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director, officer or employee of the Company or any Company Subsidiary and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or any Company Subsidiary (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Proceeding”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the Company Merger Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company or any Company Subsidiary), whether asserted or claimed prior to, at or after the Company Merger Effective Time. In the event of any such Proceeding, Parent, the Surviving Entity and the Surviving Partnership shall cooperate with the Indemnified Party in the defense of any such Proceeding.

(c)        For a period of six years from the Company Merger Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Company Merger Effective Time; provided, that after the Company Merger Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company and the Company Subsidiaries prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. At the Company’s option, the Company may purchase, prior to the Company Merger Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Company Merger Effective Time, covering without limitation the transactions contemplated hereby; provided, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by the Company and the Company Subsidiaries prior to the date of this Agreement for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if the cost of such “tail” policy would otherwise exceed such limit, the Company shall be permitted to purchase as much coverage as reasonably practicable for up to such limit. If such prepaid “tail” policy has been obtained by the Company prior to the Company Merger Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Entity and the Surviving Partnership, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d)        Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.4.

(e)        The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of the Company Subsidiaries, the Surviving Entity or the Surviving Partnership, any other indemnification arrangement, the MGCL or otherwise. The provisions of this Section 6.4 shall survive the consummation of the Mergers and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f)         In the event that Parent, the Surviving Entity or the Surviving Partnership or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Entity or the Surviving Partnership, as the case may be, shall assume the obligations set forth in this Section 6.4.

Section 6.5          Employee Matters.

(a)        For the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Continuation Period”), Parent will provide (or cause an affiliate of Parent to provide) to each employee of the Company or any Company Subsidiary as of immediately prior to the Closing (each, a “Continuing Employee”), while such Continuing Employee continues in employment with Parent or one of its affiliates (including the Surviving Entity and its subsidiaries) following the Closing, with: (i) a base salary or an hourly wage rate, as applicable, that is no lower than the base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing, and (ii)  employee benefits (excluding retention or change in control bonuses or similar payments, equity and equity based compensation, long-term cash incentives and retiree welfare benefits) that are either (x) substantially comparable, in the aggregate, to those provided to such Continuing Employees immediately prior to the Closing or (y) the same as those provided to similarly situated employees of Parent Guarantor as of immediately prior to the Closing (or, if more favorable to employees, those provided to similarly situated employees of Parent Guarantor from time to time during the Continuation Period).

(b)        For fiscal year 2022, Parent will provide each Continuing Employee (i) with a target annual cash incentive compensation opportunity that is no less favorable than the target annual cash incentive compensation opportunity provided to such Continuing Employee immediately prior to the Closing and (ii) a target long-term incentive opportunity that is no less favorable than target annual long-term incentive opportunity provided to such Continuing Employee immediately prior to the Closing.

(c)        For purposes of determining eligibility, vesting and participation under Parent Benefit Plans in which the Continuing Employees participate after the Closing Date, each Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries prior to the Closing Date to the same extent as such Continuing Employee was entitled, before the Closing Date, to credit for such service under Company Benefit Plans, except (x) to the extent providing such credit would result in any duplication of benefits, (y) for benefit accrual under any defined benefit pension plan or postretirement welfare plan or (z) with respect to any Parent Benefit Plan that is grandfathered or frozen, either with respect to level of benefits or participation. In addition, Parent shall use commercially reasonable efforts to cause (i) all pre-existing condition exclusions and actively-at-work requirements of any Parent Benefit Plan providing medical, dental, hospital, pharmaceutical or vision benefits to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements applied to the Continuing Employee under comparable Company Benefit Plans); and (ii) any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee and/or his or her covered dependents during the plan year ending on the Closing Date to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Benefit Plan that occurs during the year in which the Closing Date occurs (to the extent such credit would have been given under comparable Company Benefit Plans prior to the Closing).

(d)        During the Continuation Period, Parent shall, or shall cause the surviving corporation to, honor the terms of the Company Benefit Plans that are identified in Section 6.5(d)(i) of the Company Disclosure Letter and provide each Continuing Employee who is not covered by any such Company Benefit Plan with severance benefits that are no less favorable than those provided to similarly situated employees of Parent Guarantor as of immediately prior to the Closing (or, if more favorable to employees, those provided to similarly situated employees of Parent Guarantor from time to time during the Continuation Period). The Parties agree to the terms set forth in Section 6.5(d)(ii) of the Company Disclosure Letter.

(e)        On the earlier of (i) a date that is on, or within five (5) Business Days prior to, the Closing Date and (ii) the ordinary course payment date, the Company may pay to each employee who, immediately prior to the payment date, is employed by the Company or a Company Subsidiary and is eligible to participate in an annual bonus program of the Company or any Company Subsidiary such employee’s annual bonus with respect to the Company’s fiscal year 2021 (the “2021 Bonus Payment”) , which bonus shall be determined based on the actual level of performance through the latest practicable date prior to the Closing Date (or, if earlier, through December 31, 2021), as determined by the Company prior to the Closing Date, provided that the 2021 Bonus Payment shall not be less than the amount of such bonus determined based on the target level of performance.

(f)         Unless otherwise requested by Parent not less than ten (10) Business Days before the Closing Date, the Company shall adopt board resolutions and take any corporate action as is necessary to terminate the Company Benefit Plans that are Tax-qualified defined contribution plans with a cash or deferred arrangement under Section 401(k) of the Code (collectively, the “Company Qualified DC Plan”), effective as of the day prior to the Closing Date but contingent on the occurrence of the Closing. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the prior review and comment of Parent and shall be reasonably acceptable to Parent. To the extent a Company Qualified DC Plan is terminated pursuant to this Section 6.5(f), (i) as soon as practicable following receipt of a favorable determination letters from the IRS on the termination of such Company Qualified DC Plan, the assets thereof shall be distributed to the participants and Parent shall permit such participants who are then actively employed by Parent or its Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) and outstanding loans, in the form of cash or notes in respect of outstanding loans, from the Company Qualified DC Plan to the applicable Parent Benefit Plan that is a Tax-qualified defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Code (a “Parent Qualified DC Plan”) and (ii) Parent shall cause each Continuing Employee to be immediately eligible to participate in a Parent Qualified DC Plan effective as of the Closing Date.

(g)        The Company shall provide Parent with a copy of any material written communications intended for broad-based and general distribution to any current or former Service Provider of the Company or any of the Company Subsidiaries if such communications relate to any of the Transactions, and will provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution.

(h)        Nothing contained in this Agreement shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Parent to terminate the service of any Service Provider of the Company or any Company Subsidiary at any time following the Closing; (ii) constitute an amendment or modification of any Company Benefit Plan or Parent Benefit Plan or employee benefit plan; or (iii) create any third party rights in any such current or former Service Provider of the Company or any Company Subsidiary (including any beneficiary or dependent thereof); or (iv) obligate Parent or any of its affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Parent or any of its affiliates from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

Section 6.6          Takeover Statutes. The Parties and their respective boards of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Company, the Parent Parties, the Mergers or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other Transactions.

Section 6.7          Rule 16b-3. Prior to the Partnership Merger Effective Time, the Company shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.8          COVID-19. Notwithstanding anything to the contrary contained in Section 5.1, nothing in Section 5.1 shall prevent the Company or any of their respective Subsidiaries from taking or failing to take any commercially reasonable action, including the establishment of any policy, procedure or protocol, reasonably and in good faith in response to COVID-19 or any COVID-19 Measures, and no such commercially reasonable action or omission shall be deemed to violate or breach Section 5.1.

Section 6.9          Stockholder Litigation. Each of the Company and Parent shall keep the other reasonably informed of, and cooperate with such party in connection with, any stockholder litigation or claim against such party and/or its directors or officers relating to the Mergers or the other transactions contemplated by this Agreement. Without limiting the foregoing, the Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any such litigation or claim and the Company shall not compromise or settle, or agree to compromise or settle, any stockholder litigation or claim arising or resulting from the transactions contemplated by this Agreement without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

Section 6.10        Director Resignations. The Company shall use reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office immediately prior to the Company Merger Effective Time, such resignations to be effective as of the Company Merger Effective Time.

Section 6.11        Tax Matters.

(a)         The Company shall use its reasonable best efforts to (i) obtain the opinion of counsel referred to in clause (6) of Annex I and (ii) deliver to Company REIT Counsel a tax representation letter, dated as of the Closing Date, in form and substance as set forth in a draft of such letter provided to Parent no later than December 15, 2021, and as reasonably agreed to by Parent, and signed by an officer of the Company and the Company Operating Partnership, containing representations of the Company and the Company Operating Partnership reasonably necessary or appropriate to enable Company REIT Counsel to render the tax opinion described in clause (6) of Annex I.

(b)         Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with this Agreement or the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. Parent and the Company shall, upon written request, use commercially reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Taxes that could be imposed with respect to the Transactions.

(c)         The Company shall use reasonable efforts to deliver to Holdco and Purchaser, at or prior to (but no more than twenty (20) Business days prior to) the Closing Date, a properly completed and duly executed IRS Form W-9.

Section 6.12        Dividends. From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Section 8.1, neither the Company nor any Company Subsidiary shall make, declare or set aside any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or other equity interests of any Company Subsidiary or any rights, warrants or options to acquire any such shares or equity interests, without in each case the prior written consent of Parent; provided, however, that the written consent of Parent shall not be required in the case of a distribution paid solely to Parent or to the Company Operating Partnership (or to one of their respective wholly owned direct or indirect subsidiaries); provided further, however, that the written consent of Parent shall not be required for the authorization and payment of any Company Permitted Dividend. Notwithstanding the foregoing and any other restriction on dividends and other distributions in this Agreement, including the restrictions set forth in Section 5.1(b)(iii), the Company and the Company Subsidiaries shall be permitted (without the consent of Parent) to declare and make dividends and distributions, including under Section 858 or 860 of the Code, prior to the Closing if the making of such dividends or distributions prior to the Closing is necessary for the Company or any Company Subsidiary to maintain its qualification for taxation as a REIT under the Code or applicable state Law and to avoid or reduce the imposition of any entity level income or excise Tax under the Code or applicable state Law, and the per share amount of any such dividend or other distribution (other than the amount of such dividend or distribution made to the Company or any Company Subsidiary) shall reduce the per share Offer Price and the Merger Consideration on a dollar-for-dollar basis. If the Company determines that it is necessary to declare a dividend or distribution (other than a Company Permitted Dividend), it shall notify Parent as soon as reasonably practicable prior to such declaration.

Section 6.13        Parent Guarantor Financing Covenant

(a)         Parent and Parent Guarantor shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to obtain funds sufficient to fund the Merger Amounts, including arranging and obtaining the Debt Financing (and, in the case of Parent Guarantor, to provide proceeds thereof to Parent) on the terms and subject only to the conditions described in the Commitment Letter, in each case to the extent obtaining the Debt Financing is necessary for Parent to fund the Merger Amounts and consummate the transactions contemplated by this Agreement.

(b)         In the event any portion of the financing contemplated by the Commitment Letter becomes unavailable, and after giving effect to such unavailability, Parent shall not have, or reasonably be expected to have, available to it sufficient proceeds from the Commitment Letter or other Debt Financing or other sources of cash available on the Closing Date to fund the Merger Amounts and consummate the transactions contemplated by this Agreement, Parent shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative sources (the “Alternative Financing”) on terms that, in the aggregate, are not materially less favorable to Parent Guarantor than those set forth in the Commitment Letter as of the date hereof, including with respect to the conditionality thereof. At the request of the Company, Parent shall keep the Company reasonably informed on the status of its efforts to arrange and consummate the Debt Financing or other financing contemplated to fund the Merger Amounts. Parent shall promptly notify the Company in writing if there exists any actual or threatened breach, default, repudiation, cancellation or termination by any party to the Commitment Letter or any definitive agreement with respect thereto and provide a copy of any written notice or other written communication from any Financing Source or other financing source with respect to any actual or threatened breach, default, repudiation, cancellation or termination by any party to the Commitment Letter or any definitive agreement of any provision thereof. Compliance by Parent and Parent Guarantor with this Section 6.13 shall not relieve the Parent Parties of their respective Affiliates of their obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.

(c)        For the purposes of this Agreement, (a) the references to “Debt Financing” shall include the financing contemplated by the Commitment Letter as amended, modified or replaced as well as any permanent equity or debt financing issued in lieu thereof and (b) the references to “Commitment Letter” shall include such documents as amended, modified or replaced, in each case from and after such amendment, modification and replacement, in each case solely to the extent such Debt Financing or Commitment Letter is on conditionality that is not less favorable in any material respect to Parent Guarantor as the conditionality set forth in the Commitment Letter as of the date hereof.

Section 6.14        Financing Cooperation

(a)         Prior to the Company Merger Effective Time, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, provide customary cooperation, to Parent Guarantor as necessary in connection with the Debt Financing as may be reasonably requested by Parent Guarantor in writing, including, to the extent so requested, using reasonable best efforts to:

(i)               assist with the preparation of and provide information and materials to be used in the preparation of customary confidential information memoranda, offering memoranda, registration statements, prospectuses, prospectus supplements and similar offering documents, customary rating agency presentations and customary lender and investor presentations, in each case necessary and customary for financings of the type contemplated by the Debt Financing (the “Syndication and Offering Materials”);

(ii)               furnish to Parent Guarantor for inclusion in any registration statement, prospectus or prospectus supplement, confidential information memorandum, offering memorandum, Form 8-K or other Exchange Act filing:

(A)            audited consolidated balance sheets and related audited consolidated statements of operations, comprehensive income, equity and cash flows of the Company and its Subsidiaries for each of the three most recently completed fiscal years ending at least sixty (60) days prior to the Closing Date, prepared in accordance with GAAP;

(B)             unaudited condensed consolidated balance sheets and related unaudited condensed consolidated statements of operations, comprehensive income, equity and cash flows for each subsequent fiscal quarter of the Company and its Subsidiaries ending after the date of the most recently ended fiscal year for which financial statements have been delivered pursuant to the foregoing clause (A) and at least forty (40) days prior to the Closing Date (but excluding the fourth quarter of any fiscal year), prepared in accordance with GAAP (subject to normal year-end adjustments and the absence of footnotes) together with unaudited financial statements for the corresponding period of the prior year, which unaudited balance sheets and statements of income, changes in stockholders’ equity and cash flows have been reviewed by the Company’s independent auditors in accordance with AU 722 (Interim Financial Information) (it being understood and agreed that the financial statements in clauses (A) and (B) of this Section 6.14(a)(ii) shall meet the requirements of Regulation S-X under the Securities Act and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a registration statement under the Securities Act on Form S-3); and

(C)             all other historical financial data regarding the Company and its Subsidiaries reasonably required by Parent Guarantor to permit it to prepare customary pro forma financial statements (which shall include GAAP unaudited combined statements of income of the Company and its Subsidiaries for the three months ended December 31, 2021 to the extent such period is required to prepare such pro forma financial statements);

(iii)             provide customary and reasonable assistance with Parent Guarantor’s preparation of customary pro forma financial statements to be included in the Syndication and Offering Materials; provided that the Company shall not be responsible for the preparation of any pro forma financial statements or any related pro forma adjustments;

(iv)             provide customary cooperation with respect to the due diligence efforts of the Financing Sources in connection with the Debt Financing, including by providing to Parent Guarantor promptly, and in any event at least three (3) Business Days prior to the Closing Date, all reasonable and customary documentation and other information about the Company and its Subsidiaries required by regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is required under paragraph 4 of Annex B of the Commitment Letter;

(v)              cause the Company’s independent registered accounting firm to (A) provide customary consents to the inclusion of their audit reports with respect to the financial statements furnished pursuant to Section 6.14(a)(ii) and the applicable audited annual financial statements of the Company and its Subsidiaries in any Form 8-K, marketing materials or registration statements of Parent Guarantor filed with the SEC, and (B) provide customary comfort letters (including customary “negative assurance” comfort) in connection with any capital markets transaction comprising a part of the Permanent Financing to the applicable underwriters, initial purchasers or placement agents thereof in each case, on customary terms and consistent with the customary practice of such independent registered accounting firm, including by executing and delivering any customary representation letters to the independent registered accounting firm in connection therewith;

(vi)             consent to the use of the Company’s and the Company’s Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage the Company or any of its Subsidiaries; and

(vii)            provide customary representation and authorization letters to the Financing Sources in a syndicated bank financing authorizing the distribution of Company information in documents provided to prospective lenders containing customary representations to the Financing Sources; provided the Company shall be given reasonable time to review such marketing documents including the Company’s information and such representation and authorization letters and any comments the Company shall be considered in good faith by Parent.

(b)        Notwithstanding anything in this Section 6.14 to the contrary, in fulfilling its obligations pursuant to this Section 6.14, neither the Company nor any of its Subsidiaries shall be required to take any action (any such action, a “Specified Action”) that would:

(i)               unreasonably interfere with the ongoing business or operations of the Company or any of its Affiliates;

(ii)              cause any director, officer, employee or shareholder of the Company or its Subsidiaries to incur any personal Liability;

(iii)             require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass any resolutions or consents or take any similar actions approving the Debt Financing (except resolutions which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) or enter into, execute, or deliver any certificate, document, instrument tor agreement (other than the authorization letters contemplated by Section 6.14(a)(vii) and, as applicable to Section 6.15, notices of prepayment or redemption that are conditioned on Closing in accordance with Section 6.15);

(iv)             cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates;

(v)              require the Company or any of its Affiliates to pay any fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing or have any obligation of the Company or any of its Affiliates under any agreement, certificate, document or instrument be effective until the Closing;

(vi)             conflict with the organizational documents of the Company or any of its Affiliates or any Laws;

(vii)            reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Affiliates is a party;

(viii)           provide access to or disclose information that the Company or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates; or

(ix)              require the Company to (x) prepare any (A) financial statements that are not available to it and prepared in the ordinary course of its financial reporting practice or (B) financial information that is not reasonably available to it or (y) provide, or cause its counsel to provide, any legal opinion.

(c)        Parent Guarantor shall, promptly upon the request of the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the Debt Financing or any cooperation contemplated by this Section 6.14. Parent Guarantor shall indemnify and hold harmless the Company and its Affiliates and their respective pre-Closing directors, officers, employees and Representatives from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of the Debt Financing and any cooperation or other actions taken pursuant to this Section 6.14 (other than to the extent related to information, cooperation or other actions provided by the Company, its Subsidiaries or such respective pre-Closing directors, officers, employees or Representatives), except in the event such loss or damage arises out of or results from the gross negligence or willful misconduct by the Company, its Subsidiaries or such respective pre-Closing directors, officers, employees or Representatives.

Section 6.15        Existing Company Indebtedness.

(a)        The Company shall use reasonable best efforts to facilitate the delivery of payoff letters, in a customary form, from the lenders (or their applicable representative or agent) with respect to the Credit Agreements, stating the amounts required to pay in full the obligations thereunder.

(b)        If and to the extent Parent notifies the Company in writing that it elects to prepay, redeem, terminate or otherwise discharge any of the Company’s Indebtedness, including any Private Placement Notes, at or after the Closing, the Company shall use reasonable best efforts to provide all customary cooperation reasonably requested by Parent as is necessary to effect such prepayment, redemption, termination or discharge of any of the Company’s Indebtedness, including to (i) facilitate the giving on the Closing Date of notices of redemption for the Private Placement Notes, (ii) deliver any officer’s certificate of the Company required under the Note Purchase Agreement to effect the giving of any such notice of redemption or satisfaction and discharge on the Closing Date, which shall be executed by an officer of the Company that shall be an officer on and following the Closing Date and (iii) use reasonable best efforts to facilitate and effect on the Closing Date the satisfaction and discharge of the Note Purchase Agreements in accordance with the terms thereof; provided, that nothing in this Section 6.15 shall require the Company or any of its Subsidiaries to pay or deposit any amounts necessary for the Company to redeem the Private Placement Notes or take any other Specified Actions.

(c)            Parent may, or may request the Company to, in which case the Company shall use its reasonable best efforts to, commence, promptly following receipt of such request, one or more offers to prepay all or a portion of the Private Placement Notes and/or one or more consent solicitations regarding certain proposed amendments to the Note Purchase Agreements (any such consent solicitation, a “Consent Solicitation”) as reasonably requested by Parent (any such prepayment offer, including any Consent Solicitation, a “Prepayment Offer”), including to eliminate, waive or amend the change of control provisions and to amend the covenants or redemption provisions in such Note Purchase Agreements. Any Prepayment Offer shall be made on such terms and conditions as determined by Parent in accordance with the terms of the applicable Private Placement Notes and Note Purchase Agreement and subject to the reasonable approval of the Company (other than with respect to the Reserved Terms of any such Prepayment Offer which shall be determined by Parent in its sole discretion, provided that such determinations are permitted by the terms of the applicable Private Placement Notes, Note Purchase Agreements and applicable Law) and subject to the provisos to the following sentence. The Company shall waive any of the conditions relating to any Prepayment Offer to be made by the Company (other than the terms and conditions set forth in the provisos to this sentence), as applicable, as may be reasonably requested by Parent in writing and shall not, without the written consent of Parent, waive any condition to any such Prepayment Offer or make any changes to any such Prepayment Offer other than as consented to or approved by Parent; provided, that, in any event, the terms and conditions of any such Prepayment Offer shall provide that the closing thereof shall be contingent upon the Closing and the proposed amendments that are the subject of any Consent Solicitation shall only become operative upon acceptance of the applicable Private Placement Notes for purchase pursuant to any related Prepayment Offer substantially concurrently with the Closing.

(d)            The Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, use its and their respective reasonable best efforts to provide all cooperation reasonably requested in writing by Parent in connection with the commencement and conduction of any Prepayment Offer, including reasonable assistance with the preparation of any deliverables required under the applicable Note Purchase Agreement; provided, that neither the Company nor any counsel for the Company shall be required to furnish (i) any legal opinions or (ii) any nonpublic information relating to the Company or any Company Subsidiary for use in connection with any Prepayment Offer (and no such information shall be used without the Company’s prior written consent). Any documents (including all amendments or supplements thereto) and all mailings to the holders of the Private Placement Notes in connection with any Prepayment Offer shall be prepared by Parent subject to the prior review of, and comment by, the Company and shall be reasonably acceptable in form and substance to each of them; provided, that, for the avoidance of doubt, the terms and conditions of any Prepayment Offer shall be subject to Section 6.15(c) above. The Company shall have the right to review in advance, and Parent shall consult with the Company on and consider in good faith the views of the Company in connection with, all of the information relating to the Company, as the case may be, and any of its Affiliates and Subsidiaries and any of its or their respective Representatives, that appears in any documentation in connection with any Prepayment Offer. Notwithstanding anything in this Agreement to the contrary, in no event shall the Company or any of its Subsidiaries be required to, in connection with any Prepayment Offer, (x) incur any liability or pay any amounts unless such liability or payment is either conditioned on the Closing or such amount is reimbursed or indemnified hereunder or (y) otherwise amend the terms of the Private Placement Notes or Note Purchase Agreements in a manner adverse to the Company or any of its Subsidiaries unless such amendment is conditioned on the Closing and the terms of such amendment are consistent with the terms of the Debt Financing or Parent’s other outstanding indebtedness. If at any time prior to the completion of a Prepayment Offer any information relating to the Company or Parent, or any of their respective Affiliates or Subsidiaries or its or their respective Representatives, should be discovered by a Party that should be set forth in an amendment or supplement to the documents in connection with a Prepayment Offer, so that either such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties, following which an appropriate amendment or supplement shall be prepared and disseminated to the holders of the applicable Private Placement Notes after consulting with the other Parties and considering in good faith the views of the other Parties in connection with, all the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates and Subsidiaries and any of its or their respective Representatives, that appears in such amendment or supplement.

(e)            Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket and documented costs and expenses (including attorneys’ and accountants’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.15 and shall indemnify and hold harmless the Company and its Affiliates and their respective pre-Closing directors, officers, employees and Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the transactions contemplated by this Section 6.15 and any information used in connection therewith (other than (i) information furnished by or on behalf of the Company or its Subsidiaries expressly for use in connection with any redemption or satisfaction and discharge or any Prepayment Offer contemplated by this Section 6.15 or (ii) as a result of the gross negligence or willful misconduct of the Company or any of its Subsidiaries or any of their respective officers, employees and other Representatives.

Section 6.16      Notification of Certain Matters.

(a)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any written notice or other written communication received by such Party from any Governmental Entity in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging in writing that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by the End Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, no such notification (nor any good faith failure to provide such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Article VII

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 7.1     Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the written agreement of the Parties, in each case, to the extent permitted by applicable Law:

(a)            Consummation of the Offer. Purchaser shall have irrevocably accepted for payment all Company Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b)            Court Orders. No injunction or similar Order by any court of competent jurisdiction, nor any Law by any Governmental Entity, in each case, whether temporary, preliminary, or permanent, that prohibits, enjoins or makes illegal the consummation of the Transactions, shall have been entered, enacted, issued, promulgated, or enforced and continue to be in effect.

Article VIII

TERMINATION

Section 8.1     Termination. This Agreement may be terminated and the Offer and Mergers and the other Transactions may be abandoned at any time before the Offer Acceptance Time, as follows:

(a)            by mutual written consent of Parent and the Company;

(b)

(i)            by Parent if the Company or the Company Operating Partnership shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition to the Offer set forth in Annex I and (B) cannot be cured by the End Date or, if curable, is not cured within 30 Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(b)(i) and the basis for such termination; provided, that Parent shall not have a right to terminate this Agreement pursuant to this Section 8.1(b)(i) if any Parent Party is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii)            by the Company if any Parent Party shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would reasonably be expected to prevent Parent, Holdco or Purchaser from consummating the Offer and the Mergers by the End Date and (B) cannot be cured by the End Date or, if curable, is not cured within 30 Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(b)(ii) and the basis for such termination; provided, that the Company shall not have a right to terminate this Agreement pursuant to this Section 8.1(b)(ii) if the Company or the Company Operating Partnership is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(c)            by either Parent or the Company, if the Offer Acceptance Time shall not have occurred on or before May 13, 2022 (the “End Date”); provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have caused or resulted in the failure to satisfy the Offer Conditions or the failure of the Offer Acceptance Time to have occurred on or before such date; or

(d)            by Parent if (i) the Company Board of Directors shall have effected a Company Change of Recommendation, (ii) a willful and material breach of Section 5.2 shall have occurred, or (iii) the Company Board of Directors shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after the date a Company Alternative Proposal shall have been publicly announced (or if the Expiration Date is within such ten (10) Business Day period, then prior to the Expiration Date);

(e)            by the Company prior to the Offer Acceptance Time, in order to enter into a definitive agreement providing for a Company Superior Proposal simultaneously with the termination hereof; provided, however, that such termination shall not be effective if such Company Superior Proposal arose or resulted from a willful and material breach of Section 5.2 and shall not be effective until the Company has paid the Company Termination Payment in accordance with Section 8.2(b);

(f)            by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued, enacted, promulgated, enforced, or entered a final, non-appealable Order or Law in each case permanently enjoining or otherwise permanently prohibiting the Transactions; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have complied with its obligations under Section 6.2 and not have otherwise breached in any material respect its obligations under this Agreement in any manner that has been the primary cause of such Order; or

(g)            by either the Company or Parent, prior to the Offer Acceptance Time, if the Offer (as it may be required to be extended pursuant to the terms hereof, or has otherwise been extended in accordance with this Agreement), shall have expired in accordance with its terms without the Minimum Condition having been satisfied or the other Offer Conditions having been satisfied or waived by Parent, in each case without the acceptance for payment of any Company Shares thereunder; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(g) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have caused or resulted in the failure of the Minimum Condition or of the other Offer Conditions to be satisfied.

Section 8.2     Effect of Termination.

(a)            Notwithstanding anything to the contrary in this Agreement, in the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of any Party, except that: (i) no such termination shall relieve the Company of its obligation to pay the Company Termination Payment, if, as and when required pursuant to Section 8.2(b); (ii) no such termination shall relieve any Party for liability for such Party’s willful and material breach of any covenant or obligation contained in this Agreement prior to its termination; and (iii) the Confidentiality Agreement, the provisions of Section 6.1(b), the last sentence of Section 6.14(c), this Section 8.2 and Article IX shall survive the termination hereof.

(b)            In the event that:

(i)            (A) after the date of this Agreement, a Company Alternative Proposal (substituting in the definition thereof “50%” for “25%” and for “75%” in each place each such phrase appears) shall have been received by the Company or its Representatives or is publicly proposed or publicly disclosed (a “Qualifying Transaction”), (B) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(c) or Section 8.1(g) or by Parent pursuant to Section 8.1(b)(i) and (C) concurrently with or within twelve (12) months after such termination, the Company shall have (1) consummated such Qualifying Transaction or another Company Alternative Proposal (substituting in the definition thereof “50%” for “25%” and for “75%” in each place each such phrase appears) or (2) entered into a definitive agreement providing for and later consummated such Qualifying Transaction or Company Alternative Proposal;

(ii)            this Agreement is terminated by the Company pursuant to Section 8.1(e); or

(iii)            this Agreement is terminated by Parent pursuant to Section 8.1(d);

then, in any such event under clause (i), (ii) or (iii) of this Section 8.2(b), the Company shall pay Parent or its designee the Company Termination Payment in accordance with the escrow procedures set forth in Section 8.2(d), (x) in the case of Section 8.2(b)(iii), within three (3) Business Days after such termination, (y) concurrently with such termination if pursuant to Section 8.2(b)(ii) or (z) in the case of only Section 8.2(b)(i), three (3) Business Days after the consummation of such Qualifying Transaction or Company Alternative Proposal; it being understood that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion. As used herein, “Company Termination Payment” shall mean a cash amount equal to $300,000,000.

(c)            Notwithstanding anything in this Agreement to the contrary, if Parent provides a notice of termination and such termination would result in the obligation to pay the Company Termination Payment, the payment of such Company Termination Payment shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered as a result of the failure of the Mergers to be consummated or for a breach or failure to perform hereunder or otherwise; provided, that the foregoing shall not impair the rights of Parent, if any, to obtain injunctive relief and/or specific performance pursuant to Section 9.14 prior to any termination of this Agreement. Upon payment of the Company Termination Payment, none of the Company, any of the Company Subsidiaries or any of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except to the extent provided in Section 8.2. For the avoidance of doubt, if Parent has the right to terminate this Agreement pursuant to multiple provisions of this Agreement, Parent may elect under which provision it is providing notice of termination.

(d)            Notwithstanding anything in this Agreement to the contrary:

(i)            If the Company is obligated to pay Parent or its designee a Company Termination Payment, such Company Termination Payment shall be paid into escrow on the date such payment is required to be paid by the Company pursuant to this Agreement by wire transfer of same day funds to an escrow account designated in accordance with this Section 8.2(d). In the event that the Company is obligated to pay Parent or its designee a Company Termination Payment, the amount payable to Parent or its designee in any taxable year of Parent Guarantor shall not exceed the lesser of (I) such Company Termination Payment payable to Parent or its designee, and (II) the sum of (A) the maximum amount that can be paid to Parent or its designee without causing Parent Guarantor to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant taxable year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and taking into account any known or anticipated income of the Parent Guarantor which is not Qualifying Income and any appropriate “cushion”, in each case, as determined by Parent Guarantor’s independent accountants, plus (B) in the event Parent Guarantor receives either (x) a letter from Parent Guarantor’s counsel indicating that Parent Guarantor has received a ruling from the IRS as described below in this Section 8.2(d) or (y) an opinion from Parent Guarantor’s outside counsel as described below in this Section 8.2(d), an amount equal to the excess of such Company Termination Payment, less the amount payable under subclause (A) above. The obligation of the Company to pay any unpaid portion of any Company Termination Payment shall terminate on the December 31 following the date which is five (5) years from the date the Company Termination Payment first becomes payable under Section 8.2(b). Amounts remaining in escrow after the obligation of the Company to pay the Company Termination Payment terminates shall be released to the Company.

(ii)            To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to such Company Termination Payment with an escrow agent selected by the Company on such terms (subject to this Section 8.2(d)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of such Company Termination Payment pursuant to this Section 8.2(d) shall be made at the time the Company is obligated to pay Parent or its designee such amount pursuant to this Section 8.2 by wire transfer of same day funds. The escrow agreement shall provide that such Company Termination Payment in escrow or any portion thereof shall not be released to Parent or its designee unless the escrow agent receives any one or combination of the following: (A) a letter from Parent Guarantor’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent or its designee without causing Parent Guarantor to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and taking into account any known or anticipated income of Parent Guarantor which is not Qualifying Income and any appropriate “cushion”, in each case, as determined by Parent Guarantor’s independent accountants, in which case the escrow agent shall release such amount to Parent or its designee, or (B) a letter from Parent Guarantor’s counsel indicating that (x) Parent Guarantor received a ruling from the IRS holding that the receipt by Parent Guarantor of such Company Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, or (y) Parent Guarantor’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent or its designee of such Company Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of such Company Termination Payment to Parent or its designee. The Company agrees to amend this Section 8.2(d) at the reasonable request of Parent in order to (i) maximize the portion of such Company Termination Payment that may be distributed to Parent or its designee hereunder without causing Parent Guarantor to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (ii) assist Parent Guarantor in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.2(d). Any amount of any Company Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.2(d).

(e)            Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that the Company Termination Payment is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

Article IX

MISCELLANEOUS

Section 9.1     Amendment and Modification; Waiver. Prior to the Offer Acceptance Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the party against whom the waiver is to be effective. Notwithstanding anything to the contrary contained herein, (i) no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder and (ii) no modification or waiver of this clause (ii) of Section 9.1, clause (iv) of Section 9.9(b), Section 9.11, Section 9.12, Section 9.14(d) and Section 9.15 (or any provision of this Agreement to the extent an amendment or modification of such provision would modify the substance of any of the foregoing provisions) that is adverse to any Financing Source shall be effective without the written consent of the Financing Sources.

Section 9.2     Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Company Merger Effective Time, except for covenants and agreements that contemplate performance after the Company Merger Effective Time or otherwise expressly by their terms survive the Company Merger Effective Time.

Section 9.3     Expenses. Except as set forth in Section 6.11(b) or Section 8.2(b), whether or not the Transactions are consummated, all costs and expenses incurred in connection with the Transactions and this Agreement shall be paid by the Party incurring or required to incur such expenses, except that all filing fees paid by any party in respect of any regulatory filing (including any and all filings in respect of any Company Approvals or Parent Approvals) shall be borne by Parent. Notwithstanding anything to the contrary contained herein, Parent shall be responsible for and pay any Transfer Taxes.

Section 9.4     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered personally (notice deemed given upon receipt), (b) telecopied (notice deemed given upon confirmation of receipt), (c) sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery) or (d) sent by electronic mail (“e-mail”) transmission (so long as a receipt of such e-mail is requested and received), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent, Parent Guarantor or the Parent Parties, to:

American Tower Investments LLC
116 Huntington Avenue, 11th Floor
Boston, MA 02116

Attention:	General Counsel

with copies to:

American Tower Investments LLC

10 Presidential Way

Woburn, MA 01801

Attention:	Executive Vice President and President, US Tower
Email:	steve.vondran@americantower.com
ed.disanto@americantower.com

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Attention:	Benet J. O’Reilly
Kimberly R. Spoerri

Email:	boreilly@cgsh.com
kspoerri@cgsh.com

if to the Company or Company Operating Partnership, to:

CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202

Attention:	Derek McCandless, Senior Vice President, Legal, General Counsel and Secretary
Email:	Derek.McCandless@coresite.com

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Attention:	Adam O. Emmerich
Zachary S. Podolsky

Email:	AOEmmerich@wlrk.com
ZSPodolsky@wlrk.com

Section 9.5     Certain Definitions. For the purposes of this Agreement, the term:

“Action” means a claim, action, suit, or proceeding, whether civil, criminal, or administrative.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Stock Ownership Limit” shall have meaning assigned to such term in the Company Certificate.

“Beneficial Ownership” shall have meaning assigned to such term in the Company Certificate.

“Benefit Plan” means (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA and whether or not subject to ERISA), (ii) each employment agreement, and (iii) each termination, severance, change in control, separation, retention, stock option, restricted stock, restricted stock unit, profits interest unit, or compensatory equity or equity-based, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, flex spending, vacation, paid time off, perquisite, retirement, pension, profit sharing, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, in each case, whether written or unwritten.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York or Baltimore, Maryland are authorized by law or executive order to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Ownership Limit” shall have meaning assigned to such term in the Company Certificate.

“Company Benefit Plan” means each Benefit Plan maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries or under which the Company or any of the Company Subsidiaries has any obligation or liability, whether actual or contingent, direct or indirect, to provide compensation or benefits to or for the benefit of any of their respective current or former Service Providers, or the spouses, beneficiaries or other dependents thereof (other than any statutory plan, program or arrangement that is required under applicable Law).

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended, modified or supplemented from time to time.

“Company Certificate” means the Articles of Amendment and Restatement of the Company, as amended, modified or supplemented from time to time.

“Company Equity Awards” means Company RSU Awards, Company Restricted Stock Awards and Company Performance Stock Awards granted under the Company Equity Plan.

“Company Equity Plan” means the Company’s 2010 Equity Incentive Award Plan, as amended and restated on May 22, 2013.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or the Company Subsidiaries.

“Company Material Adverse Effect” means an event, change, occurrence, effect or development that (i) has a material adverse effect on the business, assets, properties, operations, results of operation or condition of the Company and the Company Subsidiaries, taken as a whole, or (ii) would prevent, materially delay or materially impair the ability of the Company and the Company Operating Partnership to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that for the purposes of clause (i), a Company Material Adverse Effect shall not include events, changes, occurrences, effects or developments relating to or resulting from (a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates, (b) any decline in the market price or trading volume of the Company Common Stock or the Company Preferred Stock or any change in the credit rating of the Company or any of its securities (provided, that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (c) changes or developments in the industries in which the Company or the Company Subsidiaries operate, (d) changes in Law or the interpretation or enforcement thereof, (e) the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Mergers or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with employees, partnerships, customers or suppliers or Governmental Entities (provided that this clause (e) and the below clause (f) shall not apply with respect to the representations or warranties in Section 3.5 or Section 3.11(g) of this Agreement), (f) the identity of Parent or any of its Affiliates as the acquiror of the Company, (g) compliance with the terms of, or the taking or omission of any action required by, this Agreement or expressly requested in writing or consented to by Parent (other than any action or failure to take any action pursuant to Section 5.1(a)), unless Parent has unreasonably withheld, delayed or conditioned its written consent to any such action or failure to take action), (h) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement, (i) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (j) any pandemic, epidemic or disease outbreak (including COVID-19) or other comparable events, (k) changes in generally accepted accounting principles or the interpretation or enforcement thereof, (l) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby or (m) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof); except that (1) with respect to clauses (a), (c), (d), (h), (i), (j), or (k), if the impact thereof is disproportionately adverse to the Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and the Company Subsidiaries operate, the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect, and (2) if any event, change, occurrence, effect or development has caused or is reasonably likely to cause the Company to fail to qualify as a REIT for federal Tax purposes, such event, change, occurrence, effect or development shall be considered a Company Material Adverse Effect, unless such failure is able to be, and has been cured on commercially reasonable terms under the applicable provisions of the Code prior to the End Date.

“Company Operating Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Company Operating Partnership, dated as of December 12, 2012, as amended, modified or supplemented from time to time.

“Company Operating Partnership Certificate” means the Certificate of Limited Partnership of the Company Operating Partnership, as amended, modified or supplemented from time to time.

“Company Operating Partnership Governing Documents” means the Company Operating Partnership Certificate and the Company Operating Partnership Agreement.

“Company Partnership Unit” shall have meaning assigned to the term “Partnership Unit” in the Company Operating Partnership Agreement.

“Company Real Property” means the Company Owned Real Property and the real property leased by the Company or any of the Company Subsidiaries pursuant to the Company Real Property Leases.

“Company Related Parties” means the Company and the Company Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents.

“Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes.

“Company Tax Protection Agreement” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; (ii) in connection with the deferral of income Taxes of a holder of interests in a Company Subsidiary Partnership (the “Company Deferral Holder”), the Company or any Company Subsidiary has (A) agreed to maintain a minimum level of debt, continue to maintain a particular debt, provide rights to guarantee or otherwise assume economic risk of loss with respect to debt or allocate a minimum level of debt to a particular partner or partners, (B) agreed with the Company Deferral Holder to retain or not dispose of assets contributed to a Company Subsidiary Partnership by the Company Deferral Holder (“Contributed Company Deferral Assets”), or (C) dispose of Contributed Company Deferral Assets in a particular manner; or (iii) any Person is required to be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership (or to maintain any such guaranty, indemnification or assumption), or is, pursuant to such required opportunity, so guarantying or indemnifying or has so assumed, such debt.

“Constructive Ownership” shall have meaning assigned to such term in the Company Certificate.

“Contract” means any legally binding, written contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement or other obligation; provided, that “Contracts” shall not include any Company Benefit Plan or Parent Benefit Plan.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, or (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

“Credit Agreements” means (i) that certain Fifth Amended and Restated Credit Agreement, dated as of November 8, 2019, by and among the Company Operating Partnership, KeyBank National Association, as the administrative agent, and the lenders and other parties thereto (as amended, restated, supplemented or otherwise modified through the Closing Date) and (ii) that certain Amended and Restated Term Loan Agreement, dated as of April 19, 2017, as amended on April 19, 2018 and as further amended on November 8, 2019, by and among the Company Operating Partnership, Royal Bank of Canada, as administrative agent, and the lenders and other parties thereto (as amended, restated, supplemented or otherwise modified through the Closing Date).

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, discharge or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“Equity Award Exchange Ratio” means the quotient, rounded to four decimal places, of (a) the Merger Consideration, divided by (b) the VWAP of Parent Guarantor Common Stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is or at the relevant time was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or under common control under Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing Sources” means (i) each debt provider (including each agent and arranger) that commits to provide Debt Financing to Parent Guarantor pursuant to the Commitment Letter and (ii) any other lender, agent, arranger, underwriter, initial purchaser, placement agent or other entity that has committed to provide, arrange, underwrite or place, or has entered into definitive agreements related to, the Debt Financing, or any of such Person’s Affiliates or its or their respective officers, directors, employees, trustees, shareholders, controlling persons, agents, representatives, successors or assigns.

“GAAP” means United States generally accepted accounting principles.

“Hazardous Substance” means any substance presently listed, defined, regulated, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“Indebtedness” means with respect to any Person at any date, without duplication, all obligations (whether or not due and payable as of such date) of such Person to pay principal, interest, premiums, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, costs of unwinding, breakage fees, pre-payment fees or penalties, and other Liabilities with respect to (i) indebtedness for borrowed money, whether secured or unsecured, whether current or funded, fixed or contingent, (ii) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (iii) obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iv) obligations issued, undertaken or assumed as the deferred purchase price for any property, assets. services or equity interests, including “earn-outs” and “seller notes” (but excluding any trade payables or accrued expenses arising in the ordinary course of business), (v) obligations under capital leases, (vi) obligations in respect of bankers acceptances, letters of credit, banker’s acceptances, performance bonds or similar instruments, (vii) obligations under interest rate, currency swap, hedging, cap, swap, collar or similar transaction or currency hedging transaction or futures Contracts or other derivative instruments or agreements, (viii) all obligations of the type described in clauses (i) through (vii) above secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person and (ix) any direct or indirect guarantee (other than customary non-recourse carve-out or “badboy” guarantees) or other form of credit support (including all “keepwell” arrangements) of any obligations described in the clauses (i) through (viii) of any other Person.

“Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world, whether registered or unregistered, including rights associated with: (a) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”); (b) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, and all applications and registrations therefor (collectively, “Marks”); (c) copyrights and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors (collectively, “Copyrights”); (d) domain names, uniform resource locators, Internet Protocol addresses, social media accounts or user names (including handles), and other names, identifiers and locators associated with any of the foregoing or other Internet addresses, sites and services; (e) databases; (f) Software and (g) trade secrets and industrial secret rights, inventions (whether or not patentable), and rights in know-how, data and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, Software and Software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment.

“Knowledge” means (a) with respect to Parent Guarantor, the actual knowledge of the individuals listed on Section 9.5(a) of the Parent Disclosure Letter, after due inquiry and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 9.5(b) of the Company Disclosure Letter, after due inquiry.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means a lien, mortgage, pledge, security interest, charge, right of first refusal, title defect, claim, option to purchase or other encumbrance of any kind or nature whatsoever, but excluding any license of Intellectual Property or any restrictions or limitations under any securities Laws.

“Note Purchase Agreements” means individually or collectively, as the case may be, (i) that certain Note Purchase Agreement, dated as of June 15, 2016, by and among the Company, the Company Operating Partnership and the purchasers of the 2023 Notes, (ii) that certain Note Purchase Agreement, dated as of April 20, 2017, by and among the Company, the Company Operating Partnership and the purchasers of the 2024 Notes, (iii) that certain Note Purchase Agreement, dated as of April 17, 2019, by and among the Company, the Company Operating Partnership and the purchasers of the 2026 Notes and the 2029 Notes and (iv) that certain Note Purchase Agreement, dated as of May 6, 2020, by and among the Company, the Company Operating Partnership and the purchasers of the 2027 Notes.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement, notice or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity.

“Parent Benefit Plan” means each Benefit Plan maintained, sponsored or contributed to by Parent Guarantor or any of its Subsidiaries or under which it or they has any obligation or liability, whether actual or contingent, direct or indirect, to provide compensation or benefits to or for the benefit of any of their respective current or former Service Providers, or the spouses, beneficiaries or other dependents thereof (other than any statutory plan, program or arrangement that is required under applicable Law).

“Parent Certificate” means the Certificate of Formation of Parent, as amended, modified or supplemented from time to time.

“Parent Guarantor Common Stock” means a share of common stock, par value $0.01 per share, of Parent Guarantor.

“Parent Guarantor SEC Documents” means all forms, documents and reports required to be filed or furnished by Parent Guarantor with the SEC prior to the date of this Agreement.

“Parent Governing Documents” means the Parent LLC Agreement and the Parent Certificate.

“Parent LLC Agreement” means the limited liability company operating agreement of Parent, as amended, modified or supplemented from time to time.

“Parent Material Adverse Effect” means an event, change, occurrence, effect or development that would prevent, materially delay or materially impair the ability of any Parent Party to consummate the Transactions.

“Parent Related Parties” means Parent Guarantor, the Parent Parties and the other Subsidiaries of Parent Guarantor and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents.

“Permanent Financing” means financing obtained through the offering, issuance or sale of any debt, equity or equity-linked securities in the capital markets or term loans, or any combination thereof, in each case in replacement or in lieu of all or any portion of the Debt Financing.

“Permitted Lien” means (a) any Lien that results from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves, (b) any carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s Lien or other similar Lien imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (c)  zoning regulations, permits and licenses, (d) Lien that is disclosed on the Company’s or Parent’s, as applicable, most recent consolidated balance sheet (including the notes thereto) included in the Company’s SEC Documents or the Parent Guarantor’s SEC Documents, as applicable, filed prior to the date of this Agreement (or securing liabilities reflected on such balance sheet), (e) any Lien that is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements, including any purchase money Lien or other Lien securing rental payments under capital lease arrangements, (f) any Lien that is imposed on the underlying fee interest in real property subject to a real property lease, (g) encumbrances and restrictions on property (including easements, covenants, conditions, rights-of-way and similar restrictions) and other similar matters documented in the public records that are not violated by the Company and its Subsidiaries’ present or currently contemplated uses or occupancy of such property and (h) any Lien arising in the ordinary course of business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; provided, however, that in all cases, “Permitted Liens” shall not include any Liens that secure the payment of borrowed money or other Indebtedness.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Personal Information” means any data or information that (i) alone or in combination with other information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household or (ii) that constitutes personal data, personally identifiable information, personal information or a similar term under any applicable Law.

“Privacy Laws” means all laws relating to the Processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including the EU General Data Protection Regulation (EU) 2016/679 and all laws implementing it, the California Consumer Privacy Act (and its Regulations), state data breach notification laws, and all other laws, regulations, guidelines, industry standards and codes of practice relating to data protection, information security, cybercrime, data breach notification, social security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions.

“Private Placement Notes” means individually or collectively, as the case may be, the Company’s (i) 4.19% Senior Notes due June 15, 2023 (“2023 Notes”), (ii) 3.91% Senior Notes due April 20, 2024 (“2024 Notes”), (iii) 4.11% Series A Senior Notes due April 17, 2026 (“2026 Notes”), (iv) 3.75% Series C Senior Notes due May 6, 2027 (“2027 Notes”) and (v) 4.31% Series B Senior Notes due April 17, 2029 (“2029 Notes”).

“Process,” “Processing” or “Processed” means any operation or set of operations which is performed upon Personal Information, by any means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Qualified REIT Subsidiary” means a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Purchaser Common Stock” shall mean the common stock of Purchaser, par value $0.01 per share.

“Reserved Terms” means the following terms related to any Prepayment Offer: the choice of one or more series of Private Placement Notes to be made subject to such Prepayment Offer, the amount of Private Placement Notes offered to be prepaid in such Prepayment Offer, the price and conditionality of such Prepayment Offer, all timing elements of such Prepayment Offer, the proposed amendments to the applicable Note Purchase Agreement in any Consent Solicitation (whether sought in connection with such Prepayment Offer or otherwise), any termination of such Prepayment Offer and all amendments and modifications with respect to the foregoing from time to time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

“Service Provider” means any officer, employee, or director.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Award” means (i) each Company Equity Award held by an individual identified as a “Designated Executive” in Section 6.5(d)(ii) of the Company Disclosure Letter that remains outstanding as of immediately prior to the Company Merger Effective Time and (ii) with respect to each Service Provider to the Company (other than any non-employee director) who holds Company Equity Awards that remain outstanding as of immediately prior to the Company Merger Effective Time (each a “Company Equity Award Holder”), one-fifth (rounded up to the nearest whole number of shares) of the shares of Company Common Stock underlying the Company Equity Awards held by such Company Equity Award Holder (determined, with respect to Company Performance Stock Awards, in the manner described in Section 2.4(d) of this Agreement) (the “Vesting Percentage”), provided that the Vesting Percentage will be satisfied as described in Section 2.4(d) of the Company Disclosure Letter.

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax” or “Taxes” means any and all taxes, levies, duties and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto, whether disputed or not) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, rental, business privilege, alternative or add-on minimum, or estimated tax, together with any interest and any penalties.

“Taxable REIT Subsidiary” means, with respect to a particular REIT, a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code.

“Tax Return” means any report, return, claim for refund, estimated tax filing or declaration required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“VWAP of Parent Guarantor Common Stock” means the volume weighted average price of Parent Guarantor Common Stock on the NYSE for the ten trading day period ending on, and including, the second to last trading day prior to the Closing Date.

“willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement.

Section 9.6         Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

2021 Bonus Payment	Section 6.5(e)
Agreement	Preamble
Articles of Merger	Section 1.8(c)
Book-Entry Shares	Section 2.2(b)
Certificate of Partnership Merger	Section 1.8(a)
Certificate of Purchaser Merger	Section 1.8(c)
Certificates	Section 2.2(b)
Closing	Section 1.7
Closing Date	Section 1.7
COBRA	Section 3.11(e)
Commitment Letter	Section 4.10(a)
Company	Preamble
Company Alternative Proposal	Section 5.2(f)
Company Approvals	Section 3.5
Company Board of Directors	Recital
Company Board Recommendation	Recital
Company Change of Recommendation	Section 5.2(c)
Company Common Stock	Recital
Company Disclosure Letter	Article III
Company Equity Award Holder	Section 9.5
Company Financial Advisor	Section 3.21
Company Intervening Event	Section 5.2(h)
Company Intervening Event Notice	Section 5.2(d)
Company Intervening Event Notice Period	Section 5.2(d)
Company Material Contract	Section 3.14(a)
Company Merger	Recital
Company Merger Effective Time	Section 1.8(c)
Company Operating Partnership	Preamble
Company Operating Partnership Approval	Section 3.4(b)
Company Owned Real Property	Section 3.19(a)
Company Performance Stock Award	Section 2.4(a)
Company Permits	Section 3.18(b)
Company Permitted Dividend	Section 5.1(b)(iii)
Company Preferred Stock	Section 3.2(a)
Company Qualified DC Plan	Section 6.5(a)
Company Real Property Leases	Section 3.19(b)
Company Registered Intellectual Property	Section 3.16(a)
Company REIT Counsel	Annex I
Company Related Party Agreement	Section 3.23
Company Restricted Stock Award	Section 2.4(a)
Company RSU	Section 2.4(a)
Company SEC Documents	Section 3.6(a)
Company Shares	Recital
Company Subsidiary	Section 3.1(a)
Company Superior Proposal	Section 5.2(g)
Company Superior Proposal Notice	Section 5.2(c)
Company Superior Proposal Notice Period	Section 5.2(c)
Company Termination Payment	Section 8.2(b)(iii)
Company Title Insurance Policy	Section 3.19(d)
Confidential Information	Section 6.1(b)
Confidentiality Agreement	Section 6.1(b)
Consent Solicitation	Section 6.14(a)(i)
Consents	Section 6.2(a)
Continuing Employee	Section 6.5(a)

Contracts	Section 9.5
control	Section 9.5
controlled by	Section 9.5
Copyrights	Section 9.5
Debt Financing	Section 4.10(a)
DLLCA	Recital
DRULPA	Recital
DSOS	Section 1.8(a)
End Date	Section 8.1(c)
Enforceability Exceptions	Section 3.3(a)
Exchange Act	Section 3.5
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Expiration Date	Section 1.1(c)
Expiration Time	Annex I
Extension Deadline	Section 1.1(c)
Governmental Entity	Section 3.5
Holdco	Preamble
Indemnified Party	Section 6.4(b)
Inquiry	Section 5.2(b)
Interim Surviving Entity	Section 1.6
Law	Section 3.18(a)
Laws	Section 3.18(a)
Marks	Section 9.5
Maryland Short Form Merger Notice	Section 1.1(c)
Merger Consideration	Section 2.1(a)(i)
Mergers	Recital
MGCL	Recital
Minimum Condition	Annex I
Minority Limited Partner	Section 2.1(b)(i)
MLLCA	Recital, Recital
Offer	Recital
Offer Commencement Date	Section 1.1(c)
Offer Conditions	Section 1.1(b)(i)
Offer Documents	Section 1.1(c)
Offer Price	Recital
Offer to Purchase	Section 1.1(c)
OP Merger Sub	Preamble
Parent	Preamble
Parent Approvals	Section 4.4
Parent Disclosure Letter	Article IV
Parent Guarantor	Preamble
Parent Guarantor Restricted Stock Award	Section 2.4(a)
Parent Parties	Preamble
Parent Subsidiary	Section 4.1
Parties	Preamble

Partnership Merger	Recital
Partnership Merger Effective Time	Section 1.8(a)
Party	Preamble
Patents	Section 9.5
Permits	Section 3.18(b)
Prepayment Offer	Section 6.14(a)(i)
Privacy Requirements	Section 3.17(b)
Proceeding	Section 6.4(b)
Purchaser	Preamble
Purchaser Articles of Merger	Section 1.8(c)
Purchaser Merger Effective Time	Section 1.8(c)
Qualifying Income	Section 8.2(d)(i)
Qualifying Transaction	Section 8.2(b)(i)
Representatives	Section 5.2(a)
Schedule TO	Section 1.1(c)
SDAT	Section 1.8(b)
SEC	Section 3.5
Stockholder List Date	Section 1.1(c)
Surviving Entity	Section 1.6
Surviving Partnership	Section 1.4
Syndication and Offering Materials	Section 6.14(a)(i)
Takeover Statutes	Section 3.25
Trade Secrets	Section 9.5
Transactions	Recital
Transfer Taxes	Section 6.11(b)
under common control with	Section 9.5
Vesting Percentage	Section 9.5

Section 9.7         Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. “Ordinary course of business” shall be understood to include any action reasonably taken or not taken in response to exigent circumstances, but shall otherwise be understood to be consistent with past practice. All references herein to “$” or “dollars” shall be to U.S. dollars. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement or Contract defined or referred to herein or in any schedule that is referred to herein means such agreement or Contract as from time to time amended, modified or supplemented, including by waiver or consent, together with any addenda, schedules or exhibits to, any purchase orders or statements of work governed by, and any “terms of services” or similar conditions applicable to, such agreement. Any specific law defined or referred to herein or in any schedule that is referred to herein means such law as from time to time amended and to any rules or regulations promulgated thereunder. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 9.8         Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were on the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other Parties.

Section 9.9         Entire Agreement; Third-Party Beneficiaries.

(a)        This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)        Except (i) as provided in Section 6.4, (ii) the right of the Company, on behalf of its stockholders, to pursue damages (including claims for damages based on loss of the economic benefits of the Transactions to the Company’s stockholders), (iii) the right of the former holders of Company Common Stock to receive, from and after the Company Merger Effective Time, the applicable Merger Consideration in accordance with Section 2.2, and (iv) the provisions of this clause (iv) of Section 9.9(b), clause (ii) of Section 9.1, Section 9.11, Section 9.12 and Section 9.15 (in each case to the extent such Section relates to the Financing Sources) shall inure to the benefit of the Financing Sources and such Financing Sources shall be entitled to rely on and enforce the provision of such sections, neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.10         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.11         Governing Law; Jurisdiction.

(a)        This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland). Notwithstanding the foregoing, except to the extent relating to the interpretation of any provisions in this Agreement (including those provisions of, and references to, this Agreement that are referred to, or incorporated by reference in, the Commitment Letter), the parties hereto agree that any claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or are related to this Agreement to which the Financing Sources are a party in connection with this Agreement or any of the transactions contemplated hereby or that may be based upon, arise out of or relate to the Commitment Letter or the Debt Financing (including the transactions contemplated thereby) shall be governed by and construed in accordance with, the Laws of the State of New York without giving effect to conflicts of laws principles (whether of the State of New York or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of New York).

(b)        All Actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (a) submits to the exclusive jurisdiction of any Maryland state or federal court, for the purpose of any Action arising out of or relating to this Agreement and the Transactions brought by any Party, (b) agrees not to commence any such action or proceeding except in such courts, (c) agrees that any claim in respect of any such action or proceeding may be heard and determined in any Maryland state or federal court, (d) as to any Action of proceeding in a Circuit Court of the State of Maryland, agrees to request and/or consent to the assignment of any such action or proceeding to the Business and Technology Case Management Program, (e) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding, and (f) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c)        Notwithstanding anything to the contrary in this Agreement (including this Section 9.11), each party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or the Debt Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

Section 9.12         Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGERS AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR IN ANY ACTION RELATING TO THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED THEREBY OR INVOLVING A FINANCING SOURCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13         Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14         Specific Enforcement.

(a)        The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b)        In circumstances where any of the Parent Parties is obligated to consummate the Mergers and the Mergers have not been consummated, the Parent Parties expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically the Parent Parties’ obligations to consummate the Mergers.

(c)        Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.14, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(d)        The Parties agree that in no event shall the Company be entitled to seek specific enforcement of this Agreement against any Financing Source.

Section 9.15         Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. In furtherance of the foregoing, (i) no Parent Related Party that is not a party hereto shall have any Liability (whether at law, in equity, in contract, in tort or otherwise) to the Company, the Company Subsidiaries or any other Person for any obligations or Liabilities to any party hereto under this Agreement and (ii) no Company Related Party that is not a party hereto shall have any Liability (whether at law, in equity, in contract, in tort or otherwise) to the Parent Parties or any other Person for any obligations or Liabilities to any party hereto under this Agreement. No Debt Financing Source shall have any Liability (whether at law, in equity, in contract, in tort or otherwise) to the Company or its Subsidiaries for any obligations or Liabilities in connection with the Mergers or any of the other transactions contemplated by this Agreement. This Section 9.15 shall not impair, limit or affect any claims or causes of action related to agreement entered into with the Debt Financing Sources by the parties thereto.

Section 9.16         Guaranty. Parent Guarantor irrevocably guarantees each of the obligations of the Parent Parties under this Agreement (the “Guaranteed Obligations”). If any Parent Party fails to perform any Guaranteed Obligation, Parent Guarantor, upon written request of the Company, shall, or shall cause such Parent Party to, perform such obligations promptly upon receipt of such request. This guaranty shall apply regardless of any amendments, variations, alterations, waivers or extensions to this Agreement, except to the extent any of the foregoing modifies the application thereof. Parent Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Section 9.16 or acceptance of this Section 9.16. The Guaranteed Obligations conclusively shall be deemed to have been created, contracted or incurred in reliance upon this Section 9.16, and all dealings between the Parent Parties, on the one hand, and the Company, on the other, likewise conclusively shall be presumed to have been had or consummated in reliance upon this Section 9.16. Parent Guarantor hereby expressly and irrevocably waives, for the benefit of the Company, (a) any right to require the Company, as a condition of payment or performance of Parent Guarantor, to proceed against the Parent Parties or pursue any other remedies whatsoever and (b) to the fullest extent permitted by Law, promptness, diligence, acceptance hereof, presentment, demand, protest and any other defenses or benefits that may be derived from or afforded by Law that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Parent Guarantor under this Agreement. Parent Guarantor understands that the Company is relying on this guarantee in entering into this Agreement, that Parent Guarantor will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 9.16 are made knowingly in contemplation of such benefits.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

AMERICAN TOWER INVESTMENTS LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

APPLESEED HOLDCO LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

APPLESEED MERGER SUB

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

APPLESEED OP MERGER SUB LLC

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER CORPORATION
(Solely for purposes of Section 2.4(c), Section 2.4(e), Section 4.1, Section 4.2, Section 4.4, Section 4.5(a)(ii), Section 4.5(c), Section 4.5(d), Section 4.5(e), Section 4.9, Section 4.12, Section 6.3, Section 6.13, Section 6.14 and Article IX)

By:	/s/ Edmund DiSanto
	Name:	Edmund DiSanto
	Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

CORESITE REALTY CORPORATION

By:	/s/ Paul E. Szurek
	Name:	Paul E. Szurek
	Title:	President and Chief Executive Officer

CORESITE, L.P.

By:	CORESITE REALTY CORPORATION,
its General Partner

By:	/s/ Paul E. Szurek
Name: Paul E. Szurek
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I but not otherwise defined have the meanings given to such terms in the Agreement and Plan of Merger (the “Agreement”) of which this Annex I is a part.

Notwithstanding any other term of the Offer or the Agreement to the contrary, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Company Shares promptly after the termination or withdrawal of the Offer), to pay for any Company Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Company Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered Company Shares, at any scheduled Expiration Date (as it may have been extended pursuant to Section 1.1 of the Agreement) if (i) the condition in clause (1) below has not been satisfied by one minute after 11:59 p.m., Eastern time, on the Expiration Date (the “Expiration Time”) or (ii) any of the additional conditions set forth below are not satisfied or waived in writing by Parent at the Expiration Time:

1.	The number of Company Shares validly tendered and not validly withdrawn, together with any Company Shares beneficially owned by Parent or any wholly owned Subsidiary of Parent (if any), represents at least a majority of all then-outstanding Company Shares as of the Expiration Time (the “Minimum Condition”);

2.	No injunction or similar Order by any court of competent jurisdiction, nor any Law by any Governmental Entity, in each case, whether temporary, preliminary, or permanent, that prohibits, enjoins or makes illegal the consummation of the Offer or the other Transactions, shall have been entered, enacted, issued, promulgated, or enforced and continue to be in effect;

3.	(i) The representations and warranties of the Company set forth in the first sentence and second sentence of Section 3.2(a) and the first sentence and second sentence of Section 3.2(b) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date hereof and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company set forth in first and second sentence of Section 3.1(a), Section 3.1(b), the third sentence of Section 3.2(a), the third sentence of Section 3.2(b), Section 3.2(d), Section 3.2(e), Section 3.3, Section 3.4, Section 3.21, Section 3.24 and Section 3.28 shall be true and correct in all material respects as of the date hereof and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of the Company set forth in Section 3.8(a) shall be true and correct in all respects as of the date hereof and as of the Closing, as if made at and as of such time; (iv) the representations and warranties of the Company set forth in Article III that are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified as of the date of this Agreement and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (v) the other representations and warranties of the Company set forth in Article III shall be true and correct as of the date hereof and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (v) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or “Company Material Adverse Effect”) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

4.	Each of the Company and the Company Operating Partnership shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Expiration Time;

5.	Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

6.	Parent shall have received a written opinion of the Company’s regular REIT Tax counsel (or if such counsel is unable to issue such opinion, such other counsel reasonably acceptable to Parent) (“Company REIT Counsel”), dated as of the Closing Date, addressed to Parent and the Company and in form and substance as set forth in a draft of such opinion provided to Parent no later than December 15, 2021, and as reasonably agreed to by Parent, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2016 and through the Holdco Merger Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions (including assumptions that the Company and its Subsidiaries operate in the ordinary course of business from the Company Merger Effective Time through the Holdco Merger Effective Time and that representations and warranties in Section 4.5(c), (d) and (e) are true) and qualifications and based on representations contained in a tax representation letter described in Section 6.11(a);

7.	Parent shall have received from the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior executive officer, certifying to the effect that the conditions set forth in clauses 3, 4 and 5 above have been satisfied;

8.	Parent shall have received from the Company Board of Directors an exemption from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit (as such terms are defined in the Company Certificate); and

9.	The Agreement has not been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of the Company) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable Law.

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